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03050825

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME  Rentokil Initial PLC

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FILE NO. 82- 3806 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

Rentokil Initial

Annual report 2002

Rentokil Initial

CONTENTS

HIGHLIGHTS OF 2002

	2002 £m	INCREASE %	2001 £m
Turnover[1]	**2,339.5**	**4.3**	2,242.4
Profit before tax	**390.3**	**4.3**	374.3
Operating cash flow[2]	**243.1**	**11.4**	218.2
Earnings per share	**15.00p**	**12.8**	13.30p
Dividends per share	**5.53p**	**10.6**	5.00p

[1] Including share of associate and franchisees.

[2] Before management of liquid resources, financing, dividends, acquisitions, disposals and adjusted for capital expenditure financed by leases.

aim

Our aim is to substantially outperform the support services sector as measured by total shareholder return over a five-year period.

We target to achieve this through a continual drive to improve the quality of our service delivery and technical leadership, the quality of our culture and management and the quality of our earnings.

strategy

Our strategy is to continue developing our business services in the major developed economies of the world, with a range of high growth and quality driven services, which generate cash and are in less cyclical markets, using the strength of the Rentokil and Initial brands.


The finishing touch

Group overview

Rentokil Initial is one of the largest business services companies in the world, with some 92,000 employees, providing a range of support services. Our business is structured into two service areas, Specialised Services and Facilities Management.

Specialised Services consists of: Hygiene, Security, Pest Control, Tropical Plants, Conferencing and Parcels Delivery.

Facilities Management covers our multi-service proposition to large companies.

Across more than 40 countries, including the major economies in Europe, North America, Asia Pacific and Africa, the brands of Rentokil and Initial represent consistent quality of service.

SPECIALISED SERVICES

Hygiene An extensive range of hygiene services including specialist washroom services providing soap dispensers, tampon dispensers and disposal, warm air dryers and roller towels and towel dispensers. Textile services includes the design, manufacture, supply and rental of work garments and the supply of special floor mats. In addition, linen is provided and laundered for restaurants, hotels, hospitals and industry.

Security Effective security solutions are provided to meet clients' needs for personal safety and protection of property and contents. These are met through the application of advanced technologies and highly trained, skilled and motivated personnel. We are seeking progressively to provide a total security offering to our clients with a mix of electronic security and manned guarding, which is tailored to meet their individual needs.

Pest Control Special emphasis is placed on health, safety and protection of the environment. Targeted research of pests provides effective and innovative solutions to pest control, which together with improved working practices, set higher standards of operational effectiveness and environmental care for the customer.

Tropical Plants Indoor tropical plants enhance the working environment. Offered to clients on a rental and maintenance or purchase and maintenance basis, they range from a single plant or tree to displays for the largest atrium.

Conferencing As the UK's premier provider of specialised education and training centres, our corporate and public sector clients are able to concentrate on their core activities whilst gaining maximum benefit from their training investments provided through our specialised conference facilities.

Parcels Delivery Whether it is a time sensitive package or an important letter to a client, an urgent overnight deadline can be met together with access by our customers to proof of delivery via the Internet.

FACILITIES MANAGEMENT

Facilities Management businesses create the platform from which multi-service contracts are provided offering one point of client contact. Contracts may include not only our services, but also sub-contracted services where required.

Chairman's statement

2002 was another year of good growth in turnover and profits for our company with an excellent growth in earnings per share.

On the 1st January 2003 I stepped down as chief executive but am delighted to continue as chairman of this fine company.

I have enjoyed enormously my 20-year tenure as chief executive and the growth of Rentokil Initial over that time: turnover increased from £112 million in 1982 to £2,339 million in 2002, profits from £17 million in 1982 to £390 million in 2002 and employees from 6,600 in 1982 to over 92,000 in 2002. This performance, I believe, is a tribute to the talents and commitment of generations of outstanding Rentokil Initial people whom I have had the honour to lead. Their achievement is marked by the company's performance over that 20-year period when earnings per share growth averaged some 20% per annum. Shareholders have benefited from a similar growth in dividend per annum and a twenty-fold increase in the share price to 220p at the end of 2002.

James Wilde succeeds me as chief executive. He has been a very successful member of the executive team since 1993 and is highly regarded throughout the organisation. I am confident his will prove to be an excellent appointment.

RESULTS

Results for the full year were largely in line with market expectations, despite the negative impact of exchange rates. Turnover increased by 4.3% to £2,339.5 million. Profits before tax increased by 4.3% to £390.3 million and earnings per share were up 12.8% to 15.00p. Operating cash flow was £243.1 million, with dividends of £97.7 million reducing it to £145.4 million. Net debt increased by £133.4 million to £1,260.4 million, from £1,127.0 million at the end of 2001, largely due to the cash outflow from the purchase of our own shares.

AIM

Our aim remains:

To substantially outperform the support services sector as measured by total shareholder return over a five-year period.

We target to achieve this through a continual drive to improve the quality of our service delivery and technical leadership, the quality of our culture and management and the quality of our earnings.

ACQUISITIONS & DISPOSALS

Twelve bolt-on acquisitions were made in 2002 at a total cost of £34.5 million. In February 2003, the company completed the sale of its non-core, cash-in-transit operation in Belgium.

SHARE BUY-BACK

During the course of 2002 the company purchased 92.4m shares, or 4.7% of the issued share capital as at the beginning of 2002.

The average price paid per share was 257p, taking the cost of share buy-backs during the year to £237.5 million. From the beginning of the share buy-back programme in 2000 to the end of 2002, the company purchased 1.0 billion shares, or 35% of the issued share capital, at a total cost of £1.8 billion.

DIVIDEND

The board is recommending a 10.6% increase in the final dividend to 3.95p per share, giving a full year dividend of 5.53p per share, an increase of 10.6% over 2001.

BOARD

On the day of our AGM in May 2002, I became chairman and Brian McGowan, the senior independent non-executive director, became deputy chairman. Peter Long, chief executive of First Choice Holidays plc, joined the board in October 2002 as an independent non-executive director. Paul Mason, the former chief executive of Matalan PLC, is being proposed to join the Board at our AGM in May as an independent non-executive director. Both Mr Long and Mr Mason should bring additional experience and wise counsel to our board.

PEOPLE

At Rentokil Initial, we have always appreciated that our principal asset is our people. It is our people who deliver the respected Rentokil Initial service and our success can only be achieved through their successful growth and development. As a company, we believe in the absolute right of every employee to have the opportunity to succeed, and thus we have a strong tradition of providing excellent training, innovative career opportunities and a positive working environment.

Last year, I reported that we had adopted a range of corporate social responsibility policies, which dealt specifically with staff, as well as other key stakeholders. This year, I am pleased to report that we are making progress in ensuring that the practices and procedures in all of our businesses properly support these policies. I would encourage you to read the Report of the Directors later in this annual report for more details regarding corporate social responsibility.

PROSPECTS FOR 2003

In 2003, the company will continue to pursue its stated strategy and will be assisted by the new measures detailed in the Chief Executive's review. On this basis, the company aims for strong growth in turnover, profits before tax and earnings per share in 2003, the last of which could be further enhanced by the continuation, as planned, of our share buy-back programme.



Sir Clive Thompson
Chairman
26th March 2003


JAGUAR
JAGUAR
X-TYPE
X-TYPE

Up to the Marque

Chief Executive's review

I am delighted to have taken over at the beginning of the year from Sir Clive Thompson, following his many years of successful leadership, and report as follows on his last year as chief executive.

In a year of great turbulence in the business world, Rentokil Initial once again showed the ability to succeed through the resilience of our earnings, the commitment of our people and the appropriateness of our strategy.

2002 RESULTS

In 2002, the company increased turnover by 4.3% at actual exchange rates to £2,339.5 million, or by 6.3% at constant average exchange rates for 2002, assisted by an increased investment in sales and marketing. Profits before tax rose by 4.3% at actual rates to £390.3 million, or by 6.7% at constant average exchange rates for 2002. Earnings per share increased by 12.8% to 15.00p, benefiting from the good increase in profits, the very strong operating cash flow of £243.1 million, a lower tax charge and the share buy-back programme.

Movements in exchange rates adversely affected the 2002 results. At constant average exchange rates for 2001, turnover growth would have been 7.9%, differences on exchange costing £80.8 million, and growth in profits before tax would have been 8.7%, differences on exchange costing £16.4 million. The business stream analysis and geographic commentaries in this review compare year on year performance at constant average exchange rates for 2002.

Segmentally, there were excellent performances in Security and Parcels Delivery, and geographically there were strong performances across Continental Europe. Following its turnaround in 2001, Facilities Management showed a major improvement in 2002, resulting from the success of its multi-service strategy.

COMPANY STRATEGY

Our strategy, to meet the stated aim, is:

To continue developing our business services in the major developed economies of the world, with a range of high growth and quality driven services, which generate cash and are in less cyclical markets, using the strength of the Rentokil and Initial brands.

CULTURE

The Rentokil Initial culture combines a strong sales and marketing orientation, the provision of high quality service and rigorous control of costs. This culture is the foundation of the company's development into one of the world's largest business services companies that now offers the most comprehensive range of services available in the business services sector, providing services to industry and commerce.

MANAGEMENT

Operating in more than 40 countries employees benefit from the company's philosophy of developing the skills of management through experience in several different services. Today this experience is a prerequisite for promotion to senior levels of management. This philosophy has created an environment in which our managers can be moved effectively across the company's businesses around the world, bringing their skills and the Rentokil Initial culture to bear.

I, the sector managing directors, the finance director and the company secretary form the company's executive board. Central services are provided for finance, legal, corporate affairs, management development, research and development, acquisitions and procurement.

ACQUISITIONS AND DISPOSALS

Twelve bolt-on acquisitions were made in 2002 in Hygiene, Security, Pest Control and Tropical Plants at a total cost of £34.5 million, contributing £19.5 million to 2002 turnover. Subsequent to the year end, the company sold its non-core, cash-in-transit operation in Belgium, this business having produced turnover in 2002 of £11.8 million.

SHARE BUY-BACK

In 2002 the company purchased 92.4 million shares at a cost of £237.5 million.

BUSINESS STREAM ANALYSIS


TURNOVER £2,339.5m
Facilities Management 21%
Parcels Delivery 8%
Conferencing 3%
Tropical Plants 5%
Hygiene 30%
Security 24%
Pest Control 9%
OPERATING PROFITS £442.0m
Facilities Management 8%
Parcels Delivery 6%
Conferencing 6%
Tropical Plants 5%
Hygiene 45%
Security 12%
Pest Control 18%

SPECIALISED SERVICES

Hygiene services was up by 3.8% in turnover at £697.6 million and 2.4% in operating profits at £197.8 million. Continental Europe was up 8.2% in turnover at £425.0 million, with particularly strong performances in France and The Netherlands and good performances in Italy, Spain and Switzerland. UK turnover was down by 3.3% at £188.8 million, North America down 5.8% at £6.7 million and Asia Pacific and Africa up by 0.4% at £77.1 million with a particularly good performance in Indonesia.

During the year, there were several significant achievements within Hygiene. The UK business won a two-year contract from Kwik-Fit to lease, wash and maintain corporate clothing for 7,000 staff. Also in the UK, we worked with Mothercare to design, supply and manage uniforms worn by some 5,000 staff. In France, we were awarded workwear rental contracts for two divisions within the Danone group. In Switzerland, the business scored a major success in securing a contract to work with the World Health Organization. In Hong Kong, we won a two-year contract from the government to service 400 sports and leisure venues around the territory. Success in managing health and safety within Textile Services in the UK earned the company a Silver Award from the Royal Society for the Prevention of Accidents (RoSPA) during the year.

Security services turnover was up 10.2% at £554.4 million with operating profits up by 6.5% to £52.2 million. Continental Europe turnover was up 10.0% at £130.5 million with an excellent performance in France and a good improvement in Belgium. North America turnover was up by 13.8% at £163.3 million with continued excellent growth in manned guarding contracts in the USA. UK turnover was up by 8.1% at £260.6 million.

Security in The Netherlands won a substantial security services contract with Rabobank Group, a financial services provider with 2,100 branches. The contract involved Security installing new alarm communicators in Rabobank branches and taking over responsibility for alarm monitoring through its monitoring centre in Eindhoven. In North America, Security was selected by vehicle manufacturer Nissan as its national provider, and is currently providing security services at 15 locations around the USA, whilst Security in Canada was awarded a substantial five-year contract with Canada Post, which extends the service already provided.

Pest Control services turnover was up by 3.8% at £211.2 million and operating profits up by 4.1% at £79.0 million. UK turnover was up by 1.0% at £68.8 million and continental Europe up by 5.2% at £94.6 million, with good performances in Italy, The Netherlands, Belgium, and Spain. North America turnover was up by 6.1% at £16.5 million and Asia Pacific and Africa turnover up by 4.4% at £31.3 million, with strong performances in Malaysia and Thailand.

In the UK, Pest Control won a Gold Award from RoSPA for achievements in managing health and safety during 2002. In Germany, we signed a national contract with the international hotel chain, Dorint Hotels&Resorts, to service its facilities throughout Germany over the next two years. In Australia, Pest Control won a prestigious national contract with the Coles Myer Group, Australia's largest retailer.

Tropical Plants turnover fell by 2.3% to £119.6 million and operating profits by 9.5% to £20.9 million. North America turnover was down by 6.5% at £70.7 million with disappointing levels of festive season activity. Continental Europe turnover was up by 12.9% at £27.2 million with good performances in Norway and Belgium. However, turnover in the UK was down by 1.9% to £13.0 million and by 7% in Asia Pacific and Africa to £8.7 million.

In 2002, Tropical Plants won a high profile contract to maintain exotic plant displays aboard two of P&O's world-class super liners, Aurora and Oriana. The liners contain over 200 tropical plant arrangements in public spaces including restaurants, bars, reading rooms and main atria. In the USA, we were successful in securing the contract to create a spectacular bamboo garden in the Westin Detroit Metropolitan Airport, in Michigan. On the awards front, Tropical Plants UK was the principal winner of the interior landscape (maintenance only) category at the British Association of Landscape Industries Awards.

Conferencing turnover grew by 3.9% to £77.6 million with operating profits down by 3.6% to £26.8 million reflecting lower levels of occupancy and customers' discretionary spending, especially over the Christmas period.

Two new venues were opened in 2002, Cheadle House near Manchester and Sunningdale Park in Berkshire. The UK Government's Cabinet Office selected Conferencing to redevelop and operate its Centre for Management and Policy Studies' residential training facility at Sunningdale Park in a deal extending to a maximum of 30 years. Other highlights included new contracts with both Merck Sharp & Dohme and IBM.

Parcels Delivery turnover was up by 15.0% at £189.0 million with operating profits up by 15.7% at £28.8 million. The UK performed strongly with turnover up by 13.1% to £182.9 million due to gains in market share but, as explained at the half year, the turnover contribution from our business in southern Africa was reduced to £6.1 million, in spite of a strong performance measured in local currency. This arises from the major difference in the exchange rates used for the full year 2002 to those for the full year 2001.

2002 was yet another year for gains in market share with the UK network delivering more than 30 million parcels. The business was assisted by further advances in technology, notably the implementation of hand-held scanning and in-cab communication that enables real-time proof of delivery information for our clients.

FACILITIES MANAGEMENT

Facilities Management showed a major improvement over 2001 with turnover growing by 6.2% to £490.1 million, benefiting from the impact of new multi-service contracts, with operating profits growing, as expected, somewhat more slowly at 2.0% to £36.2 million.

During the year, two prestigious contracts with Kodak were secured to provide cleaning, pest control, tropical plants, porterage, garment rental and washroom services at two sites in the UK. Management Services signed a three-year facilities management contract with Xerox, covering 73 of their premises in the UK. UK Cleaning scooped two Golden Service Awards in 2002, winning two categories: 'retail outlet' and 'offices below 15,000 sqm'. Catering Services won Best Group Marketing Campaign at the Caterer & Hotelkeeper Awards, and the Contract Catering Website of the Year from Caterer.com for its healthy eating website for schoolchildren called 'Coolmeals'. Finally, three other businesses were recognised for their health and safety management with Gold Awards from RoSPA.

GEOGRAPHICAL COMMENTARY



TURNOVER £2,339.5m
UK 49%
Continental Europe 31%
North America 14%
Asia Pacific & Africa 6%
OPERATING PROFIT £442.0m
UK 51%
Continental Europe 34%
North America 5%
Asia Pacific & Africa 10%

Europe		North America	Asia Pacific and Africa	
Austria	The Netherlands	Bahamas	Australia	Singapore
Belgium	Norway	Barbados	Fiji	South Africa
Czech Republic	Portugal	Canada	Hong Kong	South Korea
Denmark	Republic of Ireland	Guyana	Indonesia	Taiwan
Finland	Spain	Jamaica	Japan	Tanzania
France	Sweden	Martinique	Kenya	Thailand
Germany	Switzerland	Trinidad	Malaysia	Zambia
Greece	United Kingdom	USA	New Zealand	Zimbabwe
Italy			Philippines	

UK turnover grew by 5.6% to £1,153.4 million and operating profits by 1.0% to £225.2 million. Hygiene turnover was down by 3.3% at £188.8 million, Security up by 8.1% to £260.6 million, Tropical Plants down by 1.9% at £13.0 million, Pest Control up by 1.0% to £68.8 million, Conferencing up by 3.9% to £77.6 million, with Facilities Management improving strongly and excellent growth from Parcels Delivery.

Continental Europe turnover was up by 7.7% to £722.1 million and operating profits by 6.3% to £151.9 million. Hygiene turnover was up by 8.2% to £425.0 million, Security up 10.0% to £130.5 million, Tropical Plants up by 12.9% to £27.2 million and Pest Control up by 5.2% to £94.6 million.

North America turnover was up by 6.3% to £334.4 million and operating profits up by 1.0% to £20.5 million. Hygiene turnover was down by 5.8% to £6.7 million, Security turnover was up by 13.8% to £163.3 million, Tropical Plants was down by 6.5% to £70.7 million and Pest Control up by 6.1% to £16.5 million.

Asia Pacific and Africa turnover was up by 4.0% to £129.6 million and operating profits up by 2.3% to £44.1 million. Hygiene turnover was up by 0.4% to £77.1 million, Tropical Plants turnover down by 7.0% to £8.7 million, with Pest Control turnover up by 4.4% to £31.3 million and a strong performance in Parcels Delivery.

BUSINESS REVIEW

The business review that I conducted during the second half of last year, following my appointment as chief executive designate in May, has reinforced my belief that the aim and strategy of the company remain appropriate. Our shared customer and prospect base, management expertise and critical mass lead me to believe that our businesses will perform better within Rentokil Initial than elsewhere.



Preserving heritage

The review identified a number of key factors, which will provide a platform for more effective execution of management action, greater customer focus and improved sales and service productivity.

My first major change since becoming chief executive on 1st January 2003, has been to create a service-based sector management structure. This replaces the regional structure and is the most significant management restructuring in twenty years. The rationale behind the new structure is broadly to group together businesses that provide the same services, or businesses which have similar operational and market drivers, whilst taking into account the size of individual sectors and their geographic spread.

BUSINESS REVIEW - KEY FINDINGS

- The businesses share a common customer and prospect base.
- Groups of businesses share similar key operational and market drivers.
- The businesses need to be more outward facing with better targeted marketing.
- Further scope exists for sales and service productivity improvements.
- There is a demand for increased use of technology in customer reporting and quality programmes.
- Benefits will arise from further refinement of the recruitment process and further development of business-specific training.
- Potential exists for integrating back office functions.
- Opportunities exist for streamlining management reporting.

BUSINESS REVIEW - ACTIONS

Management restructuring

The six regions have been replaced with four sectors, each one headed by a managing director – Edward Brown (Sector 1), Clive Ward (Sector 2), Henri Hendrickx (Sector 3) and Henry Chandler (Sector 4). As part of this process, there have been a number of senior management changes including the departure of two regional managing directors and five senior managers. The central marketing function has been disbanded and responsibility has been devolved to each sector to improve sales and marketing effectiveness.

Customer focus

All businesses are now re-evaluating their sensitivity to changes in their customers' needs and markets and are tasked with further development of their competitive advantages. Furthermore, they will more vigorously review quality control to ensure consistent, high standards of service delivery.

Sales productivity

Each sector will identify branches with the highest productivity as the best practice benchmark. National account sales teams are being strengthened where appropriate.

Service productivity

To enhance our competitive advantage, the use of technology will be increased to provide customers with immediate and transparent information on service delivery and quality control. Sector-based service productivity measurements will be introduced to bring under-performing branches up to the standards of the best in their sector.

Recruitment and training

A greater emphasis will be given to recruitment, in particular of future management talent and, to reinforce this, the management development director now reports directly to me. Our management development training programmes will be reviewed together with the introduction of further sector and business-specific training.

Operational functions

There will be a review of the opportunities that the sector structure brings to streamline management reporting and further integrate back office functions. I believe that the actions will provide tighter, more effective management control, a more outward, customer-facing approach to sales and service delivery and a platform for future growth.

PROSPECTS FOR 2003

The above changes should continue to drive turnover from organic growth, whilst maintaining and, where possible, improving profit margins in a low inflation and increasingly price-competitive environment. We will continue to search for suitable bolt-on acquisitions, primarily in security and hygiene.

On this basis, we aim for strong growth in turnover, profits before tax and earnings per share, which could be further enhanced by the continuation, as planned, of our share buy-back programme.



James C F Wilde
Chief Executive
26th March 2003



Cultivating the business

Finance Director's review

PROFITS AND INTEREST

In 2002 total operating profits increased by £4.9 million to £442.0 million, the increase of only 1.1% being adversely impacted by differences on exchange. At constant 2001 average exchange rates, year-on-year growth would have been 4.8%.

Net interest payable reduced by 17.7% to £51.7 million arising from strong operating cashflow, lower interest rates and a full year of interest receivable on disposal related investments, partly offset by the incremental effects of the share buy-back programme.

After interest, pre-tax profits increased by 4.3% to £390.3 million but the strength of sterling affected the translation of overseas profits and, at constant 2001 average exchange rates, the 2002 profit before tax would have been £16.4 million higher at £406.7 million. Whilst Europe and Australasia produced currency gains on pre-tax profit conversions, this was more than offset by currency losses in North America, Asia and, in particular, southern Africa.

TAXATION

The overall tax charge reflects an underlying rate of approximately 32.3% (being the weighted average of the local rates in the various countries in which the company operates), which was reduced to 26.8% in 2002 (2001: 28.9%) by a combination of the continued utilisation of tax losses, goodwill amortisation, prior period adjustments and other one-off items.

EARNINGS PER SHARE AND DIVIDENDS

Profit after tax and minorities was £284.6 million, up £19.4 million (7.3%) on 2001's £265.2 million. At 15.0p per share, earnings per share, after adjusting for the weighted average number of shares bought back by the company, was 12.8% higher than 2001. This improvement, which was also adversely impacted by the aforementioned exchange differences, resulted from the combination of improved trading, the reduction in net interest payable, the lower tax charge and a 4.8% reduction in the weighted average number of shares in issue.

In line with the policy of reflecting the medium term prospects for the company in terms of business opportunities and the longer term trend in earnings per share growth, the board has proposed a final dividend of 3.95p per share, bringing the total dividend to 5.53p, up 10.6% on 2001's 5.00p.

CASH FLOW

The company continues to be structured and managed to utilise as little fixed and working capital as possible to optimise profit and cash flow.

Capital expenditure is budgeted to take account of the prospective growth and profitability and returns on capital of the various businesses, and is controlled through authorisation and reporting procedures to match the actual progress of each business through the year. Working capital, particularly debtors, is budgeted tightly in line with growth requirements and is also reviewed regularly and controlled tightly.

We entered 2002 with £1,127.0 million of net debt. Cash flow from operating activities (i.e. before interest and tax and also before capital expenditure, dividends and acquisitions) in the year was £575.9 million (2001: £576.1 million). Working capital, including £11.3 million (2001: £9.2 million) cash spend against certain provisions, produced an outflow of £14.9 million (2001: £1.6 million) whilst capital investment (net of disposals) reduced to £161.2 million compared with £176.2 million in 2001, to give free cash flow before dividends and acquisitions of £254.5 million (2001: £226.2 million) which, after adjusting for lease financing on fixed assets of £11.4 million, produced operating cash flow of £243.1 million (2001: £218.2 million).

Dividend payments were £97.7 million, up by 5.9% over 2001's £92.3 million, reflecting the net of the dividend per share increase and the lower number of shares in issue. This gave a statutory cash flow before acquisitions and disposals in the year of £156.8 million (2001: £133.9 million).

We invested net cash of £34.5 million in acquisitions (2001: £21.1 million) as covered elsewhere in this review. There were no disposal proceeds in 2002 (2001: £1.9 million). Net cash inflow before use of liquid resources and financing was £122.3 million (2001: £114.7 million). The share buy-back programme produced an outflow of £234.6 million (2001: £277.9 million). After lease financing of £11.4 million (2001: £8.0 million), issue of ordinary share capital in respect of share options of £5.2 million (2001: £4.4 million) and negative foreign exchange movements of £14.9million (2001: £2.6 million positive), year-end net debt increased to £1,260.4 million.

SHAREHOLDERS' FUNDS

Equity shareholders' funds at the end of 2002 were negative £707.9 million, compared to the negative £646.7 million at the end of 2001. The principal cause of this movement was the £237.5 million share buy-back (which included £2.9 million in creditors at 31st December 2002 and settled in January 2003) and £11.9 million of exchange adjustments. Partly offsetting these were the £183.0 million of retained profit and new share capital issued in respect of share options of £5.2 million accounting for the balance of the movement.

In relation to turnover and profits, the low level of net operating assets in the company (excluding goodwill and investments other than associates) of £235.3 million (2001 £201.0 million) reflects the nature of service businesses where the scarce resource is not assets but the people in the business and the customer base that has been built up over the years. However, this figure does not include the goodwill of £2.4 billion previously written off to reserves invested into the acquisitions which produce good profits and cash flow, nor does it include the value of the company's own businesses and brands that has been built up over the years. The real value of this goodwill can be seen in the very high return on operating assets earned by the business (203% operating profit on average net operating assets) and also by the interest cover of eight and a half times, and the free cash flow in the year of £254.5 million (2001: £226.2 million) which was available to finance dividends, acquisitions and the purchase of own shares.

FINANCING STRATEGY AND STRUCTURE

Businesses around the world are budgeted and managed to generate cash in their local currencies and to repay local or intercompany debt and then pay dividends each year into group treasury. The group treasury borrows to finance group requirements and to finance acquisitions and borrows, holds cash and uses financial instruments to manage group currency, interest and liquidity exposures. Financial instruments may be purchased or issued to manage the currency and interest rate exposures. We do not trade such financial instruments. The effect of the company's treasury activities is reflected in the disclosures in note 20.

During 2002 the company further lengthened its debt maturity profile and broadened its financing mix, with the issue of a €500m 5 year note, together with three other shorter term notes totalling £85m under its existing €2.5 billion Euro Medium Term Note programme. All the notes issued were rated BBB+ by Standard & Poor's, a rating which has been unchanged since it was first established in October 2001. This rating, together with its stable outlook, was recently reaffirmed by the rating agency as part of its normal annual review process.

FOREIGN CURRENCY RISK

Foreign currency risk can arise as follows: from transactions in currencies other than the home currency of the relevant business; from translation of the results and assets and liabilities of overseas businesses; from foreign currency financial assets and liabilities; or from financial instruments purchased or issued to hedge or manage these exposures. Although we do not have any material import or export business, all material foreign currency transactions are hedged back into the currency of the relevant business using forward forex or options and the total of such transactions at the year end was £15.9 million (2001: £7.1 million).

Our policy is not to hedge the translation exposure of the profits of foreign businesses back into sterling; however, we normally finance overseas acquisitions with debt in the relevant currency and maintain debt in foreign currencies to match part of the profits and cash flow of our overseas operations. Details are set out in the net debt analysis opposite.

INTEREST RATE RISK

Swaps, options or forward interest rate agreements may be used to fix or manage the interest rates on borrowings or deposits or their currency exposure.

LIQUIDITY MANAGEMENT

Our policy is to maintain committed bank facilities sufficient to cover forecast borrowing requirements with a margin of safety and after allowing for any bond issues made under the company's €2.5 billion Euro Medium Term Note programme. At 31 December 2002, the group had available liquidity totalling £485.2 million, consisting of £334.4 million of undrawn committed bank credit facilities and £150.8 million of short term bank deposits placed by group treasury which matured in January 2003 and were used to repay bank debt. At 31st December 2002 an analysis of the net debt by major currencies (after taking account of currency and interest swaps outstanding) shows:

CURRENCY	STERLING	OTHER EUROPEAN CURRENCIES	US/CAN DOLLARS	OTHER	TOTAL 2002	TOTAL 2001
	£m	£m	£m	£m	£m	£m
Cash and investments						
Fixed rate	**20**	**-**	**1**	**-**	**21**	25
Floating rate	**171**	**31**	**11**	**13**	**226**	365
	191	**31**	**12**	**13**	**247**	390
Debt						
Fixed rate	**(2)**	**(1)**	**-**	**-**	**(3)**	(490)
Floating rate	**(1,118)**	**(342)**	**(35)**	**(9)**	**(1,504)**	(1,027)
	(1,120)	**(343)**	**(35)**	**(9)**	**(1,507)**	(1,517)
Net Debt	**(929)**	**(312)**	**(23)**	**4**	**(1,260)**	
31st December 2001	(931)	(229)	8	25		(1,127)
The maturity of the debt at 31st December 2002 was:						
Up to one year	**(54)**	**(5)**	**(5)**	**(1)**	**(65)**	(372)
One to five years	**(814)**	**(336)**	**(30)**	**(8)**	**(1,188)**	(890)
Over five years	**(252)**	**(2)**	**-**	**-**	**(254)**	(255)
	(1,120)	**(343)**	**(35)**	**(9)**	**(1,507)**	(1,517)

Further details of the company's net debt together with the corresponding interest rate and currency exposure positions are shown in note 20 to the accounts.

Finance Director's review continued

ACQUISITIONS

During 2002 the company purchased 12 companies and businesses for a total consideration of £34.3 million which, together with adjustments for deferred consideration, took the total spend up to £34.5 million. Details of the businesses acquired are set out on page 71 of this annual report and the turnover and operating profit therefrom are set out on the face of the consolidated profit and loss account on page 43 of this annual report.

The consideration for these businesses included £34.6 million of goodwill which has been capitalised as an asset, together with the goodwill on earlier acquisitions since the change in accounting standards effective on 1st January 1998. More detailed commentary on our policy of non-amortisation of goodwill and the impairment testing in respect thereof is provided in the Accounting Policies section of this annual report on pages 47 and 48.

DISPOSALS

Whilst no disposals were made in 2002, since the end of the year the company completed the sale of its non-core, cash-in-transit operation in Belgium, this business having produced turnover in 2002 of £11.8 million.

Since the preliminary results announcement on 27th February 2003 the purchaser of our former US Plant Services business, Ashtead Group plc, has made three public announcements regarding their current trading performance, their interim dividend and their banking arrangements. These announcements together with their relevance to the Ashtead Group plc convertible loan note which was received in part consideration for the sale of this business in year 2000 are more fully explained in note 20.

SHARE BUY-BACK

During 2002 the company continued to buy back its shares, its mandate to do so having been renewed at the annual general meeting on 30th May 2002. During the year the company bought back some 92.4 million shares at a cost of £237.5 million. Between 29th March 2000 and 31st December 2002 the company has bought back 1,006.4 million shares (representing some 35.1% of the issued share capital as at 1st March 2000) at a total cost of £1.82 billion, this representing an average cost of 180.8 pence per share, all such purchases having been earnings per share enhancing.

At 31st December 2002 the company had outstanding approval to buy back a further 250 million shares, representing some 13.4% of the then outstanding share capital. Since the year-end a further 10.5 million shares have been repurchased at a total cost of £18.1 million, this representing an average cost of 172 pence which, like earlier purchases, are earnings per share enhancing.

PENSION SCHEME

Having closed the defined benefit sections of its UK pension scheme to new starters, in line with the approach taken by other leading public listed companies, in April 2002, the company introduced a defined contribution section in its place. To date the company has not made any changes to employee benefits or employee contributions in respect of defined benefit pension arrangements in the UK and, currently, has no plans to do so.

The UK pension scheme trustee in conjunction with its actuary and in consultation with the company, is currently in the process of finalising the results of the April 2002 triennial valuation of its defined benefit pension scheme. This is expected to show a surplus, although subsequent adverse equity market movements would have resulted in it showing a deficit at the date of this annual report. Whilst it is likely that no company contributions will have to be made into the scheme in 2003, these are likely to recommence in 2004, at levels that are unlikely to be material in the context of the company's operating cash flows.

In 2002 the company continued to account for pensions using SSAP 24. The pro-forma effects of FRS 17 in the contexts of the 2001 and 2002 balance sheets and 2002 profit and loss account, are shown in note 27 on page 66 of this annual report. Given the company's market capitalisation in excess of £3 billion and compared to UK pension funds generally, the deficit at 31st December 2002 of £109.2 million shown under FRS 17 is considered to be a low exposure.

INFORMATION TECHNOLOGY

Having successfully planned in 2001 for the risks associated with the lead up to the euro conversion by adapting systems in the twelve countries of operation affected by this development the subsequent change-over went extremely well. In addition, the company continued to invest in IT developments, both in traditional areas of the business (in particular our UK hygiene services business), as well as capitalising on the opportunities afforded by e-business.

ACCOUNTING STANDARDS

In line with reporting requirements, the company adopted the new Accounting Standard FRS 19 ("Deferred Tax") in 2002, adoption of which had no material effect on the results set out in the financial statements contained in the 2002 annual report. No other changes to existing accounting policies were made as they are considered to be the most appropriate for the company.

In conjunction with its auditors, the company is in the early stages of planning for the impending move towards International Accounting Standards in 2005.

OTHER

Reports on internal financial controls and going concern are set out in the Report of the Directors.



R C Payne
Finance Director
26th March 2003

DIRECTORS AND SECRETARY

Directors

Sir Clive Thompson Chairman
Aged 59. Appointed a director in August 1982. Chief executive from January 1983 to January 2003 and chairman from May 2002. Chairman of Kleeneze plc. Past president of the Confederation of British Industry (CBI). Former director of J Sainsbury plc, Wellcome PLC, BAT Industries PLC, Seeboard plc and Caradon PLC. Former deputy chairman of the Financial Reporting Council and member of the Committee on Corporate Governance.

B D McGowan Non-Executive Deputy Chairman
Aged 58. Chartered Accountant. Appointed a director in October 1996 and deputy chairman in May 2002. Chairman of UMECO plc and Catalyst Corporate Finance Limited. Formerly chief executive of Williams plc and Chairman of House of Fraser plc. The senior independent non-executive director.

J C F Wilde Chief Executive
Aged 49. Appointed a director in February 2002 and chief executive in January 2003. Joined the company in July 1993 when Securiguard Group plc, of which he was a director, was acquired. Appointed regional managing director in September 1996 and business development director in January 2001. Before joining Securiguard, held executive appointments with Charles Barker ABH International Limited.

R C Payne Finance Director
Aged 54. Chartered Certified Accountant. Appointed a director in July 1998 and finance director in January 2001. Joined the company in December 1986 and became business development director shortly afterwards. A regional managing director from January 1991 until the end of 1999 when he became finance director designate. Before joining the company, held executive appointments with Mars Inc and Societé Générale de Surveillance SA.

E F Brown Executive Director
Aged 51. Appointed a director in July 1998. Joined Rentokil Initial in 1981 and held numerous executive positions in the company prior to his appointment as a director. Appointed marketing director in June 2002 and sector managing director in January 2003. Before joining the company, held executive appointments with British Steel plc, Kwikform Limited and Sedgwick Group plc.

I Harley Non-Executive Director
Aged 52. Chartered Accountant. Appointed a director in March 1999. A director of British Energy plc. Past President of the Institute of Financial Services. Formerly chief executive of Abbey National plc. An independent non-executive director.

R R Spinney Non-Executive Director
Aged 61. Chartered Surveyor. Appointed a director in November 1997. Chairman of Hammerson plc. Chairman of Hanover Property Unit Trust, a Crown Estates Commissioner and a non-executive director of Homestyle Group plc and Fuller, Smith & Turner plc. An independent non-executive director.

P J Long Non-Executive Director
Aged 50. Chartered Management Accountant. Appointed a director in October 2002. Chief executive of First Choice Holidays PLC. A non-executive director of RAC PLC. Formerly chief executive of Sunworld Limited. An independent non-executive director.

Secretary

R Ward-Jones

Directors

Information on the directors is given on page 20.

Mr P J Long was appointed to the board on 23rd October 2002 to fill a casual vacancy and, under the company's Articles of Association, offers himself for election at the annual general meeting to be held on 29th May 2003.

Following the unanimous recommendation of the nomination committee and with the full support of the board Mr P Mason, the former chief executive of Matalan plc, who is aged 43, offers himself for election at the annual general meeting to be held on 29th May 2003. He previously held a number of executive positions at Asda Group plc, both before and after its acquisition by Wal-Mart, finishing as president and managing director of Asda Wal-Mart UK, prior to that he held executive positions at Mars and B&Q.

The directors retiring by rotation will be Sir Clive Thompson and Mr R C Payne, who are eligible and offer themselves for re-election at the 2003 annual general meeting. They both have service contracts which are referred to in the Remuneration Report.

The directors have established the following principal board committees:

Remuneration committee
This committee makes recommendations to the board on the company's framework of executives' remuneration and its cost and determines on behalf of the board the pay and benefits of the executive directors and the sector managing directors (formerly regional managing directors). The Remuneration Report is set out on pages 29 to 40. The members of the remuneration committee are Mr B D McGowan (chairman), Mr R R Spinney and Mr P J Long, all of whom are independent non-executive directors.

Non-executive directors' fees committee
This committee is responsible for reviewing and determining the fees of non-executive directors other than the chairman. Its members are Sir Clive Thompson (chairman), Mr R C Payne and Mr J C F Wilde.

Chairman's fees committee
This committee is responsible for reviewing and determining the fees of the chairman. Its members are Mr B D McGowan (chairman), Mr I Harley, Mr R R Spinney and Mr J C F Wilde.

Nomination committee
This committee is responsible for recommending board appointments. Its members are Sir Clive Thompson (chairman), Mr I Harley, Mr B D McGowan and Mr J C F Wilde.

Audit committee
This committee receives reports from the external auditors and reviews the interim and annual reports and internal financial controls, including regular reports from internal audit. It's members are Mr I Harley (chairman), Mr P J Long and Mr R R Spinney, all of whom are independent non-executive directors.

Directors' interests

The interests of the directors and their families in the share capital of the company, other than in relation to share options, on 1st January 2002 or their date of appointment if later, and 31st December 2002, are set out on page 37. The only directors who have been granted share options by the company are the executive directors, details of whose option holdings are shown on pages 34 and 35. No director had any beneficial interest in the shares of any of the company's, subsidiaries on those dates.

The interests of the directors and their families in the company and its subsidiary companies during the period from the end of the financial year to 26th March 2003 have changed only to the extent of awards of shares to executive directors under the Deferred Share Award Plan, details of which are set out on pages 31 to 34.

The company has purchased cover for the directors against liabilities arising in relation to the company, as permitted by the Companies Act 1985.

During 2002, no director had any material interest in any significant contract to which the company or any subsidiary was a party.

Interests in share capital

On 26th March 2003, the following were registered as being interested in the company's issued share capital:

Barclays Bank plc	4.03%
Legal and General Group Plc	3.58%

Employees

The company attaches considerable importance to keeping its employees informed of matters affecting their jobs and the progress of the business. The company's management magazine contributes towards this purpose and is distributed internationally throughout the company. There are, in addition, a number of other in-house publications in the UK and other countries covering local and divisional matters.

Employees have frequent opportunities to meet and have discussions with their managers. Senior executives from the United Kingdom make regular visits overseas for meetings with managers and staff. A European Forum has been established under the European Works Council Directive as a means of informing, communicating and consulting with employees across Europe and currently covers employees in all countries of the European Union, Norway and Switzerland.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with Rentokil Initial continues and that appropriate training is arranged. It is the policy of Rentokil Initial that the training, career developments and promotion of disabled persons should, as far as possible, be identical with that of other employees.

Post balance sheet events

Shareholders' attention is drawn to the following events which have occurred since 31st December 2002 up to 26th March 2003:

1. The company has purchased 10.5 million of its own shares.
2. The company has sold its cash-in-transit business in Belgium.

Policy in relation to payment of suppliers

Rentokil Initial has a variety of payment terms with its suppliers in various countries. These are either negotiated along with other contract terms or conform to standard terms applied either by the relevant group company or by the supplier. It is the company's policy to pay suppliers in accordance with either negotiated or standard terms, provided that the relevant invoice is properly presented and is not the subject of dispute.

At 31st December 2002 the trade creditors of the group represented 56 days of annual purchases and the UK businesses' trade creditors represented 57 days of purchases; UK trade debtors represented 47 days of turnover. During the year the parent company did not have any trade creditors.

Corporate social responsibilities

The company takes account of social, environmental and ethical considerations when managing the business and when contemplating new activities. At the beginning of 2002 the board adopted a range of corporate social responsibility ('CSR') policies which, in addition to the existing policies and procedures in respect of the environment and health and safety, comprise a code of ethics and policies in relation to the fundamental rights of employees, equal opportunities and diversity, employee remuneration, training and employee development, job security and wealth creation, relationships with customers and suppliers and community involvement. The company's CSR statements may be found on the company's website www.rentokil-initial.com or, if a hard copy is required, by application to the company secretary's department at the company's head office, details of which are set out on the inside back cover of this annual report. Mr E F Brown is the director responsible for CSR issues.

Earlier in the year, the board reviewed the potential risks to the short and long-term value of the company arising from any failure to take proper account of social, environmental and ethical considerations. The board decided that as an employer of substantial numbers of people, measuring compliance with CSR policies relating to its people was a priority. In order to measure employment practices in the company's businesses against the policies, the company has developed good practice guides on all aspects of employment. Businesses have been required to report on the extent of their compliance with these good practice guides in order to identify any procedures or practices that might conflict with the policy. When this evaluation is completed, during 2003, the conclusions and actions to be taken will be communicated on the company's website. The board believes that the identification and elimination of any work practice that was found to be in conflict with the CSR policies would have a beneficial impact not only for employees but also on the business.

Good practice guides and systems on health & safety and environmental management have been in place for some time and progress on their adoption throughout the company is reported on the company's website, which is periodically revised to show the latest information. Good practice guides on relations with customers and suppliers are being developed and the performance of the company's operations against them will be measured during the course of 2003.

The company views the processes in place to manage risk and to motivate and incentivise managers described in this report as equally relevant to an analysis of social, environmental and ethical matters. The on-going evaluation of systems and procedures is intended to ensure that the management system (including the internal control framework) is effective in ensuring that issues of a social, environmental or ethical nature are identified and acted upon. The company has extended its internal control verification systems to ensure that businesses report periodically on their progress towards compliance with the company's CSR policies.

Principal activities

A description of the company's activities is given on page 3.

Review of the year

The review of the company's affairs is given on pages 4 to 19.

Future developments

Future developments are commented on by the chief executive in his review on pages 10 to 13.

Dividends

An interim dividend of 1.58p per share amounting to £28.4 million was paid on 1st November 2002. The board recommends the declaration of a final dividend of 3.95p amounting to £73.2 million (adjusted for the waiver of dividend in respect of the shares held by the trustees of the Rentokil Initial Employee Share Trust) payable on 6th June 2003. The total distribution for 2002 would then be 5.53p per share (2001: 5.00p) amounting to £101.6 million.

Acquisitions

During the year 12 companies and businesses were acquired for a total consideration of £34.3 million, which, together with adjustments for deferred consideration, took the total spend up to £34.5 million. These acquisitions contributed £19.5 million to turnover and £3.1 million to profit before interest and £1.3 million to profit after interest. Goodwill amounting to £34.6 million has been capitalised as an intangible asset on these acquisitions.

Consolidated accounts

The consolidated profit before taxation for 2002 was £390.3 million (the tax on this was £104.6 million).

The book value of the consolidated tangible fixed assets at 31st December 2002 amounted to £624.3 million (2001: £591.3 million).

Dividends declared and recommended out of 2002 profits amount to £101.6 million. Retained profits of £183.0 million have been transferred to reserves. Net consolidated capital employed is now negative £701.6 million compared to negative £641.1 million last year, mainly as a result of further share buy-backs.

During 2002 employees exercised options to buy 3.3 million shares of 1p each in the capital of the company under the terms of the share option schemes approved by shareholders in general meeting. As a result, the company's issued share capital and share premium account increased by £5.2 million.

Corporate governance

The company complies with The Combined Code, appended to the Listing Rules, as issued by the Financial Services Authority ("Combined Code") as set out below.

1. **Principles of good governance**
   The company has applied the principles set out in Section 1 of the Combined Code as set out below:

   a) **The board**
   Sir Clive Thompson was appointed chairman on 30th May 2002 and combined that role with that of chief executive for the remainder of the year. On 1st January 2003, Mr J C F Wilde took over as chief executive. The senior independent non-executive director, Mr B D McGowan, was appointed deputy chairman on 30th May 2002.

   The board believes that it has structured its affairs to ensure that it leads and controls the company. It is satisfied that directors bring independent judgement to bear on issues facing the company.

   The board meets nine times a year and additionally when necessary and follows a formal schedule of matters reserved for its decision. As appropriate, the board delegates certain responsibilities to both standing and ad hoc committees under its standing procedures and practices on a clearly mandated basis.

   At each scheduled meeting of the board, the chief executive reports on the company's operations worldwide and the finance director reports on the financial position of the company. In addition, under its standing procedures and practices, significant issues affecting the company are reviewed on a regular basis.

   Non-executive directors are encouraged to visit businesses regularly and to have exposure to all levels of management.

   b) **Chairman and chief executive**
   The practice of the company has been for the chairman of the company to be non-executive and be responsible for the running of the board. With the untimely death of the chairman, Mr H E St L King, in March 2002, the board decided that it was appropriate that Sir Clive Thompson should combine the roles of chief executive and chairman until Mr J C F Wilde took over as chief executive on 1st January 2003. It was planned that Sir Clive Thompson would remain executive chairman until his retirement in April 2003 when his status would change to that of non-executive chairman. The board is responsible to shareholders for the overall direction and control of the company, and the chief executive is responsible to the board for the management of the company within parameters set by the board.

   c) **Board balance**
   The company ended the year with four executive directors (including the chairman, Sir Clive Thompson) and four independent non-executive directors.

In appropriate circumstances, directors are entitled to take independent advice at the expense of the company in accordance with standing board procedures and practices.

d) **Supply of information**
The board is satisfied that it is provided with information in an appropriate form and quality to enable it to discharge its duties.

e) **Appointments to the board**
Recommendations on new appointments to the board are made by the nomination committee. Non-executive directors are appointed for terms of three years subject to re-election. Mr P J Long was appointed after a process which involved the appointment of external consultants to identify possible candidates and, following interviews, his appointment was unanimously recommended to the board by the nomination committee. Likewise, Mr P Mason is offering himself for election at the annual general meeting with the full support of the board, following a unanimous recommendation of the nomination committee.

f) **Re-election**
All directors submit themselves for re-election at least once every three years.

g) **Directors' remuneration**
The statement of the company's policy on executive directors' remuneration and details of directors' emoluments are contained in the Remuneration Report on pages 29 to 40. The board's policy is that all new executive directors should have service contracts which are terminable on 12 months' notice by the company (see the Remuneration Report on page 37). It is also the board's policy to ensure that the company maintains contact, as and when necessary, with its principal shareholders both directly and through the Association of British Insurers and the National Association of Pension Funds.

h) **Relations with shareholders**
The board attaches considerable importance to efficient communication with all shareholders. In addition to the annual and interim reports, trading statements are published at the time of the annual general meeting in May and in November or December each year. Published information on the company is available on its website. The annual general meeting also provides an opportunity for shareholders to raise questions and discuss the company with the board. It is standing practice for the chairman to advise the meeting of the proxy voting after each resolution has been voted on at the annual general meeting.

The chief executive and finance director hold regular meetings with institutional shareholders to discuss the company's strategy and financial performance.

i) **Annual general meeting**
All directors attend the annual general meeting and are available to answer questions put to them by shareholders. The chief executive makes a presentation at the meeting to shareholders on the company's operations and its performance.

j) **Accountability and audit**
The annual report provides information on and an assessment of the company's business, operations, financial position and prospects. The board is responsible for maintaining a sound system of internal controls, including financial, operational and compliance controls and risk management, and reviews the effectiveness of the system at least annually in order to safeguard shareholders' investment and the company's assets. The system is designed to manage, rather than eliminate risk, and can only provide reasonable, and not absolute, assurance against material mis-statement or loss.

The board has established procedures necessary to implement the requirements of the Combined Code relating to internal controls as reflected in the guidance on the review of companies' systems of internal control, in accordance with the Combined Code, which has been prepared by a working party established by the Institute of Chartered Accountants in England and Wales. The risk identification and management process has been in place during the whole of 2002 (and up to the 26th March 2003, the date of the approval of the audited 2002 accounts) and during that time the board has regularly reviewed the process. The board has also carried out a review of the effectiveness of the system of internal controls. The process used by the board to review the effectiveness of the system of internal controls includes the review of reports on a six monthly basis, on legal compliance and claims issues. Insurance and risk management and treasury issues are reviewed annually or more frequently if necessary. In addition the audit committee reviews the scope of audits, the half yearly and annual financial statements (including compliance with legal and regulatory requirements) and reports to the board on financial issues raised by both internal and external audit reports.

In addition, the board has adopted a range of CSR policies (see page 22) which are being implemented by the company and its subsidiaries on a planned basis (implementation is referred to on the company's website www.rentokil-initial.com). The board is implementing a risk identification and management process in relation to social, environmental and ethical issues similar to the process used by it in relation to internal controls.

k) **Going concern**
After reviewing group and company cash balances, borrowings and projected cash flows, the directors believe that the group and company have adequate resources to continue operations for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

l) **Auditors' independence**
The company has reviewed its relationship with its auditors, PricewaterhouseCoopers and concluded that there are sufficient controls and processes in place to ensure the required level of independence. Consequently there are no plans to replace PricewaterhouseCoopers or their successors, PricewaterhouseCoopers LLP, whose re-appointment is proposed as set out in the notice of annual general meeting on page 73 of this annual report.

2. **Code of best practice**
During the year ended 31st December 2002, the company has complied with the provisions set out in Section 1 of the Combined Code.

Charitable and political donations

Donations for UK charitable purposes in 2002 amounted to £123,000 and a further £47,000 was donated in other countries. There were no payments to political organisations.

Auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1st January 2003, PricewaterhouseCoopers resigned as auditors, and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the company will be proposed at the annual general meeting to be held on 29th May 2003.

Authority to make further purchases of own shares

Shareholders approved an authority for the company to make market purchases of its own shares under the buy-back programme announced in March 2000 at the annual general meeting held on 30th May 2002, when authority was given to purchase up to 284 million shares (in addition to the shares already purchased under earlier authorities). This represented 15% of the company's issued share capital at the time, being the maximum which the Listing Rules of the UK Listing Authority permit to be bought by way of market purchases under a single authority.

Since 30th May 2002 the company has purchased a further 34 million shares at a total cost of £77.5 million. Together with the shares purchased under the earlier authorities, this represents aggregate purchases of 1,006 million shares (representing 35% of the company's share capital before the commencement of the share buy-back programme) at a total cost of £1.8 billion.

The current buy-back authority expires at the conclusion of the forthcoming annual general meeting. However, the board considers it would be in the interests of shareholders that the board has the flexibility to continue the buy-back programme beyond the annual general meeting. The board is therefore seeking the authority of shareholders to buy back up to a further 277 million shares by way of market purchases, which represents 15% of the company's issued share capital at the date of this report.

The proposed authority is dealt with in Resolution 8 contained in the notice of annual general meeting on page 73. If given, it will replace the current authority granted on 30th May 2002.

Until the new authority is given by shareholders, the current authority allows the company to buy back approximately a further 240 million shares. If the company were to use this authority in full, it would have approximately 1.6 billion shares in issue at the time of the new authority and, under the 15% limit in the Listing Rules referred to above, the number of shares for which shareholders could give authority would be limited to just over 241 million. Therefore, in order to comply with the Listing Rules, the authority being proposed in Resolution 8 provides that the company may not make market purchases under this authority of such number of shares as in aggregate amounts to 15% or more of the number of shares in issue immediately following the annual general meeting.

The minimum price payable per share under the proposed authority in Resolution 8 is 1p (the nominal amount of each share) and the maximum price (exclusive of expenses) is 5% above the average market price per share for the five business days immediately preceding any purchase.

The board intends to use this authority to purchase shares with discretion. Purchases will be made only from funds not required for other purposes and in the light of prevailing market conditions. No purchase will be made unless the board is of the opinion that it will result in an increase in earnings per share. The board will also take into account the company's cash resources and bank facilities, the effect on gearing and other possible investment opportunities before deciding whether to exercise this authority.

Any purchase of shares pursuant to this authority will be made on market. Shares purchased will be cancelled and will not be available for reissue.

Remuneration Report and Statement of Director' Responsibilities

The Remuneration Report, which has been adopted by the board, is set out on pages 29 to 40 and the Statement of Directors' Responsibilities is set out on page 40.

Recommendation

The board believes that the proposed resolutions to be put to the annual general meeting to be held on 29th May 2003 are in the best interests of shareholders as a whole and, accordingly, recommends that shareholders vote in favour of the resolutions, as the directors intend to do in respect of their own beneficial shareholdings in the company.

By order of the board



R Ward-Jones
Secretary
26th March 2003

Documents available for inspection

A copy, or a memorandum of the terms, of every service contract between the company or any of its subsidiaries and any director of the company is available for inspection at the company's registered office and at the offices of Denton Wilde Sapte, One Fleet Place, London EC4M 7WS during normal business hours on any weekday (Saturdays and public holidays excepted) until 29th May 2003 and will also be available for inspection at the place of the annual general meeting for at least fifteen minutes prior to and during the meeting.

Note regarding purchases of own shares

As at the close of business on 28th March 2003 (being the latest practicable date prior to the publication of this document), there were options remaining to be satisfied by subscription for shares in the company in respect of 40.9 million shares, which represents 2.2% of the current issued share capital of the company. This would represent 3.0% of the issued share capital of the company after the purchase and subsequent cancellation of both the remaining 239 million shares which as at 28th March 2003 the company had authority to purchase under the authority referred to above granted on 30th May 2002 and the maximum 241 million shares which the company would then have authority to purchase under the authority being proposed in Resolution 8.

Compliance

This Remuneration Report has been prepared in accordance with the Directors' Remuneration Regulations 2002 and The Combined Code, appended to the Listing Rules, as issued by the Financial Services Authority ("Combined Code"). The constitution and operation of the remuneration committee are in compliance with the Principles of Corporate Governance and the Code of Best Practice contained in the Combined Code. In framing its remuneration policy the committee has given full consideration to the matters set out in Schedules A and B to the Combined Code. As required by the regulations, a resolution (resolution 2) to approve the report will be proposed at the annual general meeting to be held on 29th May 2003.

The regulations require the auditors to report to the company's members on the "auditable part" of this report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). This report therefore indicates where information has been audited.

Remuneration committee

The company has established a remuneration committee ("Committee") which is constituted in accordance with the recommendations of the Combined Code. The terms of reference of the Committee are that it makes recommendations to the board on the framework of executive remuneration and its cost. It determines, without reference to the board, the pay and benefits of the executive directors and sector managing directors (formerly regional managing directors) in the light of the recommendations of the chief executive (other than in relation to himself) and professional advice and external sources of information referred to below. The members of the *Committee are Mr B D McGowan, Mr P J Long and Mr R R Spinney, who are all independent non-executive directors* and the Committee is chaired by Mr McGowan. Messrs McGowan and Spinney were members of the Committee during 2001 when the Committee was considering directors' remuneration for 2002.

The Committee seeks to obtain information from suitable sources regarding directors' remuneration. In this context it has obtained reports from inter alia Monks Partnership and New Bridge Street Consultants. It specifically commissioned the remuneration consultants, Watson Wyatt, to advise on the structure of the discretionary share option schemes and Deferred Share Award Plan which were introduced in 2000 and the benefits available thereunder.

None of the members of the Committee has any personal interest (other than as shareholders), conflicts of interest arising from cross-directorships or day-to-day involvement in running the business. No director plays a part in any discussion about his or her own remuneration.

In view of the relinquishment by Sir Clive Thompson of his responsibilities as chief executive and the appointment of Mr J C F Wilde as his successor on 1st January 2003, the Committee consulted both of them about its proposals.

Remuneration policy

The overall policy of the Committee during both 2002 and currently is to provide pay and benefits packages for the executive directors and the sector managing directors that are appropriate to attract, retain and incentivise the best staff in order to meet the objective set by the board to achieve superior performance. Specifically, with regard to executive directors, the objective of the policy is to ensure that executive directors should receive remuneration which reflects their responsibilities and performance. Account is also taken in the case of sector managing directors of the relative success of the different parts of the business for which they are responsible and the extent to which the strategic objectives set by the board are being met.

The Committee monitors competitive market practices, particularly through the use of generally available external independent data, such as that provided by New Bridge Street Consultants. The Committee also takes into account the size, complexity and international nature of the company's operations when assessing comparative data.

Remuneration packages for executive directors, sector managing directors and senior management generally contain the following principal elements:

- Salaries
- Bonuses
- Share options
- Pensions
- Benefits

The Committee has developed remuneration packages designed to align the interests of executives with those of shareholders. Consistent with this policy, the remuneration packages awarded to directors are intended to be competitive and provide a mix of performance related and other remuneration designed to incentivise directors but not detract from the goals of Corporate Governance. The executive directors and sector managing directors are entitled to bonuses, subject to the satisfaction of performance conditions (see section entitled "Executive directors' bonuses" below). 50% of bonuses are paid in the form of shares which vest after one year in accordance with the terms of the company's Deferred Share Award Plan. Sector managing directors' bonuses are based in part on the achievement of turnover and profit targets for the performance of the businesses for which they are responsible and in part on their membership of the Deferred Share Award Plan. Generally, the personal targets of senior managers (other than executive directors and sector managing directors) are tied into the performance of those profit centres to which they contribute. Both short-term rewards (base salary, annual bonuses and fringe benefits) and longer term benefits (share options and pension benefits) reflect the responsibilities and performance of individual executives.

The company's policy is that a substantial proportion of the remuneration of the executive directors should be performance related. As described below, executive directors and sector managing directors may earn annual incentive payments with a maximum of between 53.3% and 80.0% of their basic salary together with the benefits of participation in share option schemes. Further commentary on the level of annual incentive payments for executive directors is provided on page 31 of this report.

Executive directors are entitled to accept appointments outside the company provided that the board's permission is obtained and fees from all such appointments are paid to the company.

Summary of remuneration

Directors' emoluments ‡

A summary of directors emoluments is provided below:

	FEES	SALARY	BONUS	BENEFITS	TOTAL	2001
	£000	£000	£000	£000	£000	£000
Sir Clive Thompson	-	1,100	431	83	1,614	1,543
B D McGowan	46	-	-	-	46	36
J C F Wilde (appointed 26th February 2002)	-	364	118	34	516	-
E F Brown	-	388	89	45	522	594
J O Frøshaug (resigned 31st May 2001)	-	-	-	-	-	16
I Harley	40	-	-	-	40	36
H E St L King (died 16th March 2002)	46	-	-	-	46	218
P J Long (appointed 23th October 2002)	7	-	-	-	7	-
R C Payne	-	435	113	43	591	557
C T Pearce (retired 12th January 2001)	-	-	-	-	-	15
R R Spinney	35	-	-	-	35	34
2002	174	2,287	751	205	3,417	
2001	315	1,909	645	180		3,049

‡ This part of the report has been audited

Notes:

1. In addition to the emoluments on the preceeding page, the executive directors have been awarded deferred shares under the Deferred Share Award Plan (2002) equal in value to the cash bonuses disclosed, details of which are given on page 32. Such shares are held in trust by the Rentokil Initial Employee Share Trust on a conditional basis for a period of one year (see table regarding awards under the Deferred Share Award Plan on page 32).

2. Executive directors are provided with private health cover and a company car. The value of the benefits is included in the table above.

3. No director waived emoluments in respect of the year ended 31 December 2002 (2001: the same).

Executive directors' salaries

Executive directors' basic salaries are determined by the Committee at the commencement of each year and when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers salaries in the company at a senior level as a whole and relies on objective research which gives up-to-date information on executive directors' remuneration in British companies in both the support services sector and generally (for example, survey of executives' remuneration prepared by New Bridge Street Consultants referred to under 'Remuneration Committee' on page 29).

Executive directors' bonuses

The Committee establishes the performance criterion which must be met for each financial year if a cash bonus is to be paid and deferred shares awarded to executive directors under the Deferred Share Award Plan. In setting appropriate bonus parameters the Committee instructed and took advice from remuneration consultants, Watson Wyatt (see 'Remuneration committee' on page 29). The Committee believes that any incentive compensation awarded should be tied to the interests of the company's shareholders and that, in the context of bonus entitlement, is best measured by movements in the company's earnings per share.

The performance criterion for 2002 was that for every 1% increase (and pro rata for lesser percentages) in the company's earnings per share over the earnings per share for the previous year over 2% in excess of the rate of inflation, Sir Clive Thompson would receive a bonus of 10% of basic salary (maximum 80%), Messrs J C F Wilde, R C Payne and E F Brown would each receive 6.65% of basic salary (maximum 53.3%). The Committee considers that earnings per share growth of 2% in excess of the rate of inflation should be expected and that if that rate is exceeded and only if that rate is exceeded should the performance be rewarded.

The Committee has reviewed the 2003 bonus arrangements for the executive directors and has concluded that, following his promotion to chief executive, Mr J C F Wilde will be on the same basis as that enjoyed by Sir Clive Thompson in 2002 (see immediately preceeding paragraph). The performance criterion which was applied in 2002 (see above) to Mr R C Payne will remain unchanged. Sir Clive Thompson will not be entitled to a bonus in respect of 2003. Mr E F Brown, in his new capacity as a sector managing director, will qualify for a bonus in respect of 2003 calculated as follows: (i) for every 1% increase (and pro-rata for lesser percentages) in the company's earnings per share over the earnings per share for the previous year over 2% in excess of the rate of inflation, he would receive a bonus of 3% of basic salary (maximum 24%) and (ii) for each 1% of turnover for his sector in excess of 97% of its budget, he would receive 1% of basic salary (maximum 13%) and for each 1% of profit for his sector between 90% and 95% of its budget he would receive 0.5% of basic salary and for each 1% of profit for his sector in excess of 95% of its budget, he would receive 1% of basic salary (increasing to 2% of basic salary if 100% or more of turnover budget is exceeded), which will be satisfied in cash.

Bonuses for executive directors for the year ended 31st December 2002 were between 52% and 78% of basic salaries, as summarised in the table below, and the maximum bonuses for executive directors for the year ended 31st December 2003 will range between 53.3% and 80% of basic salary:

	2003 MAXIMUM BONUSES AS % BASIC SALARY	2002 BONUSES AS % OF BASIC SALARY
Sir Clive Thompson	-	78%
J C F Wilde	80%	52%
R C Payne	53.3%	52%
E F Brown	74.0%	52%

Note: 2002 basic salaries for the purposes of this table are the rates of salary as at 31st December 2002. 2003 salaries are those effective at 1st January 2003.

Bonuses are awarded on 1st March following the end of the financial year to which they relate. In accordance with the company's Deferred Share Award Plan, 50% of the annual bonus as calculated on page 31, is paid in cash with the remaining 50% being satisfied by the award of shares in the company. The number of shares awarded is calculated by reference to the two prices shown in the quotations for the company's shares immediately preceeding the date of the award plus one quarter of the difference between these two prices. These shares are held in trust on a conditional basis by the Rentokil Initial Employee Share Trust for a period of one year from the date of award. The director's interests in shares awarded under the Deferred Share Award Plan in respect of 2001 and 2002 are summarised in the table below: ‡

	PLAN	DATE OF AWARD	NUMBER OF SHARES AWARDED	VESTING DATE OF DEFERRED SHARES	NUMBER OF SHARES VESTED IN 2003	VALUE OF SHARES VESTED IN 2003 (£)
Sir Clive Thompson	2001	1st March 2002	157,423	1st March 2003	157,423	287,691
	2002	3rd March 2003	236,699	3rd March 2004		
J C F Wilde	2001	1st March 2002	13,753	1st March 2003	13,753	25,134
	2002	3rd March 2003	65,128	3rd March 2004		
R C Payne	2001	1st March 2002	41,057	1st March 2003	41,057	75,032
	2002	3rd March 2003	62,265	3rd March 2004		
E F Brown	2001	1st March 2002	43,836	1st March 2003	43,836	80,110
	2002	3rd March 2003	48,667	3rd March 2004		
					256,069	467,967

Notes:
1. The performance criterion for a bonus to be paid and deferred shares awarded under the Deferred Share Award Plan is established by the Committee at the commencement of the relevant financial year (as above).
2. Following the release of the company's preliminary results in respect of the financial year to which the plan relates and if the performance criterion is met, then bonus and deferred shares are respectively paid and awarded.
3. Deferred shares are held in trust on a conditional basis by the Rentokil Initial Employee Share Trust until the expiry of one year from the date of the award.
4. The value of shares vested in 2003 , in respect of deferred shares awarded on 1st March 2002, reflects the mid-market closing price for the company's shares of 182.75p on the last trading day before the vesting of the shares.

‡ This part of the report has been audited

Executive directors' share options

The company has share option schemes for approximately five hundred senior executives worldwide. The original executive share option scheme was established in 1973 and new schemes were established with the approval of shareholders in 1989, 1996 and 2000.

Grants of share options up to and including 1999 were based upon individual performance and conditional on the achievement of a 15% increase in earnings per share, which was duly achieved. Share options granted in the period 1996 to 1999 (inclusive) were subject to an exercise condition under which the earnings per share of the company needed to be at least 2% (3% in 1999) in excess of the UK rate of inflation over a period of three years. The condition attaching to the grants of options in 1996 to 1998 (inclusive) have been satisfied but the conditions attaching to 1999 options has yet to be satisfied.

The exercise price for all share options is the mid-market closing price immediately preceeding the date of grant.

Grants of share options under the Discretionary Approved and Discretionary schemes ("Discretionary Schemes"), which were approved by shareholders in 2000, are calculated by reference to base salaries and status in the company. The Committee sought the advice of remuneration consultants, Watson Wyatt, on both the structure of the Discretionary Schemes and the level of benefits payable under them. The Committee believes that performance criteria set out below best satisfy the alignment of shareholders' interests with those of executive directors in particular and executives in general. There are two levels of qualification under the Discretionary Schemes, Level 1 which applies to all senior executives (including executive directors) and Level 2 which applies to executive directors and sector managing directors, which may be summarised as follows:

Level 1: Before the exercise of an option under Level 1, the company's annual growth in earnings per share on average over the first three consecutive calendar years, commencing in the year in which the option is granted, is at least 4% per annum in excess of the UK rate of inflation or, failing this, the company's annual growth in earnings per share on average over a greater period (up to a maximum of ten years) is at least 4% in excess of the UK rate of inflation. The grant of options under Level 1 will be 25% to 150% of basic salary depending on the position of the executive in the company (for further information on executive directors see below).

Level 2: The exercise condition under Level 2 is by reference to total shareholder return, i.e. the appreciation of the share price (including reinvested dividends) in comparison with the performance of the FTSE 100 Index and a defined group of support services companies being used as comparators, during three consecutive calendar years commencing in the year in which the option is granted, on the following basis:

> If the company achieves a median performance in relation to the FTSE 100 Index, then 25% of the Level 2 share options will vest, rising pro rata to 50% if the company achieves a performance in the upper quartile of the FTSE 100;
>
> in addition
>
> If the company achieves a median performance in the group of support services companies, then 25% of the Level 2 share options will vest, rising pro rata to 50% if the company achieves a performance in the upper quartile in a group of support services companies.

The number of share options granted under Level 2 will be 50% to 100% of basic salary depending on the position of the executive in the company (for further information on executive directors see below).

The company's policy is to grant share options to directors and senior executives annually. The entitlements of executive directors to the grant of options under the Discretionary Schemes in 2002 were calculated by multiplying their basic salaries by the factors set out below and then dividing by the strike price (i.e. the mid-market closing price for the company's shares on the trading day immediately proceeding the date of grant). The committee is currently reviewing the factors to be applied in 2003.

	Mr J C F Wilde	Mr R C Payne	Mr E F Brown
Level 1	0.9	1.0	1.0
Level 2	0.5	0.666	0.666

Note: No share options were granted in 2002 or will be granted in 2003 to Sir Clive Thompson as he will be retiring as an executive in April 2003 and, under the rules of the Discretionary Schemes, is not entitled to be granted share options in the period of 18 months preceding his retirement.

Details of the executive directors' outstanding share options are shown in the table below: ‡

DATE OF GRANT	EARLIEST EXERCISE DATE	EXPIRY DATE	EXERCISE PRICE (PENCE)	NUMBER AT 1ST JANUARY 2002* (1P SHARES)	GRANTED IN YEAR	EXERCISED IN YEAR	NUMBER AT 31ST DECEMBER 2002 (1P SHARES)
Sir Clive Thompson							
01.04.94	01.04.97	31.03.04	122.165	993,974	-	-	993,974
29.09.95	29.09.98	28.09.05	156.867	1,322,788	-	-	1,322,788
01.06.96	01.06.99	31.05.06	201.135	77,212	-	-	77,212
18.04.97	18.04.00	17.04.07	204.634	1,400,000	-	-	1,400,000
† 01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
14.05.99	14.05.02	13.05.09	270.000	630,000	-	-	630,000
10.05.00	10.05.03	09.05.10	156.500	1,593,450	-	-	1,593,450
01.03.01	01.03.04	28.02.11	205.250	1,275,731	-	-	1,275,731
				7,298,000	-	-	7,298,000
Mr J C F Wilde							
02.06.96	02.06.99	01.06.06	201.135	90,000	-	-	90,000
18.04.97	18.04.00	17.04.07	204.634	120,000	-	-	120,000
20.04.98	20.04.01	19.04.08	371.670	148,904	-	-	148,904
† 01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
14.05.99	14.05.02	13.05.09	270.000	200,000	-	-	200,000
10.05.00	10.05.03	09.05.10	156.500	259,424	-	-	259,424
01.03.01	01.03.04	28.02.11	205.250	208,038	-	-	208,038
01.03.02	01.03.05	29.02.12	266.750	-	196,813	-	196,813
				1,031,211	196,813	-	1,228,024
Mr R C Payne							
26.09.95	26.09.98	25.09.05	156.867	200,000	-	-	200,000
30.05.96	30.05.99	29.05.06	201.135	180,000	-	-	180,000
18.04.97	18.04.00	17.04.07	204.634	240,000	-	-	240,000
20.04.98	20.04.01	19.04.08	371.670	186,211	-	-	186,211
† 01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
14.05.99	14.05.02	13.05.09	270.000	216,000	-	-	216,000
10.05.00	10.05.03	09.05.10	156.500	348,881	-	-	348,881
01.03.01	01.03.04	28.02.11	205.250	332,794	-	-	332,794
01.03.02	01.03.05	29.02.12	266.750	-	271,681		271,681
				1,708,731	271,681	-	1,980,412

‡ This part of the report has been audited

	DATE OF GRANT	EARLIEST EXERCISE DATE	EXPIRY DATE	EXERCISE PRICE (PENCE)	NUMBER AT 1ST JANUARY 2002* (1P SHARES)	GRANTED IN YEAR	EXERCISED IN YEAR	NUMBER AT 31ST DECEMBER 2002 (1P SHARES)
Mr E F Brown								
	28.04.92	28.04.95	27.04.02	74.254	135,000	-	135,000	-
	28.04.94	28.04.97	27.04.04	116.000	35,612	-	35,612	-
	21.04.95	21.04.98	20.04.05	121.984	88,000	-	88,000	-
	29.05.96	29.05.99	28.05.06	201.135	60,674	-	-	60,674
	18.04.97	18.04.00	17.04.07	204.634	96,824	-	-	96,824
	20.04.98	20.04.01	19.04.08	371.670	145,000	-	-	145,000
	† 01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
	14.05.99	14.05.02	13.05.09	270.000	250,000	-	-	250,000
	10.05.00	10.05.03	09.05.10	156.500	452,428	-	-	452,428
	01.03.01	01.03.04	28.02.11	205.250	355,318	-	-	355,318
	01.03.02	01.03.05	29.02.12	266.750	-	284,172	-	284,172
					1,623,701	284,172	258,612	1,649,261

* For Mr J C F Wilde as at date of appointment on 26th February 2002.

† Share options granted under the Share Option Scheme for UK Employees, which is a S.A.Y.E. scheme.

Notes:

1. Level 1 share options granted under the Discretionary Schemes (see page 33) in 2000 and subsequently cannot yet be exercised as the performance criteria have yet to be satisfied, while Level 2 share options are similarly not yet exercisable save for those granted in May 2000 where 85% of share options will be exercisable from the third anniversary of their grant as a result of the company's total shareholder return being in the upper quartile of the FTSE 100 Index and between the median and upper quartile as measured against a sector comparator group (see "Performance graph and charts" on pages 38 and 39). The conditions attached to all other options granted in 1999 to 2002 (inclusive) have yet to be satisfied. Otherwise all share options are capable of being exercised.

2. Market price: at 31st December 2002 220p
   2002 low/high 283p/192.25p

3. Mr E F Brown exercised 258,612 share options in 2002 (135,000 at a strike price of 74.254p; 35,612 at a strike price of 116.000p; and 88,000 at a strike price of 121.9835p) which had a value of 270p per share at the date of exercise (namely the mid-market closing price on the date of exercise of the share option) and resulted in a total notional gain of £449,354.

4. No other directors were granted options in the shares of the company or any other group entities.

5. None of the terms and conditions of share options granted were varied during the year.

6. With regard to Level 2 share options granted in 2000, after calculating total shareholder return, 15% of options granted will lapse on the third anniversary of these grants in May 2003.

7. All share options must be exercised by the expiry of ten years from their date of grant.

‡ This part of the report has been audited

Profit-related share scheme

Executive directors are members of the company's profit-related share scheme which, following the withdrawal of Inland Revenue approval for such schemes, the last distribution under which was made in 2002. Shares held in trust for executive directors under the scheme are included in such directors' interests set out on page 37.

Savings-related share option scheme

Executive directors are members of the savings-related share option scheme, which is approved by the Inland Revenue and which was introduced in 1998. Options held by executive directors are specifically identified in the table of options on pages 34 and 35.

Executive directors' pension arrangements

Executive directors are members of the Rentokil Initial Pension Scheme. Their dependants are eligible for dependants' pensions and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension on retirement of ⅔ basic annual salary after 20 years' eligible service. No other payments to directors are pensionable.

There are no unfunded pension promises or similar arrangements to directors.

The executive directors are members of the company's defined benefit pension scheme and their accrued entitlements under the scheme are as set out below: ‡

	ADDITIONAL ACCRUED BENEFITS EARNED IN THE YEAR £000	ACCRUED ENTITLEMENT AT 31ST DECEMBER 2002 £000	TRANSFER VALUE AT 31ST DECEMBER 2002 £000	TRANSFER VALUE AT 31ST DECEMBER 2001 £000	INCREASE IN TRANSFER VALUE LESS DIRECTORS CONTRIBUTIONS £000
Sir Clive Thompson	65	690	11,363	10,021	1,277
J C F Wilde	14	91	794	784	(9)
R C Payne	23	204	2,370	2,259	86
E F Brown	22	207	1,986	2,035	(76)

	ADDITIONAL ACCRUED BENEFITS EARNED IN THE YEAR (EXCLUDING INFLATION) £000	TRANSFER VALUE OF INCREASE IN ACCRUED BENEFITS £000
Sir Clive Thompson	47	732
J C F Wilde	12	87
R C Payne	17	182
E F Brown	16	127

Notes:
1. The pension entitlements shown are those that would be paid annually on retirement based on years of service to date. The increase in accrued pension entitlement during the year reflects additional service. There were no changes to accrued benefits during the year.
2. All transfer values have been calculated on the basis of actuarial advice in accordance with the Actuarial Guidance Note GN11 as published by the Institute of Actuaries and the Faculty of Actuaries. The transfer values disclosed above represent the value of assets that the pension would need to transfer to another pension provider on transferring the scheme's liability in respect of the directors' pension benefits. They do not represent sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.
3. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above tables.
4. No director is a member of a money purchase scheme sponsored by the Company.

‡ This part of the report has been audited

Executive directors' contracts

It is the company's policy that executive directors should now have rolling contracts subject to one year's notice by the company. Messrs J C F Wilde, R C Payne and E F Brown have contracts which are subject to one year's notice by the company and six months' notice by the relevant director.

The details of the contracts for executive directors' (other than the chairman) are summarised in the following table:

	DATE OF CONTRACT	NOTICE PERIOD/EXPIRY
Mr J C F Wilde	8th April 2002	12 months' notice by company
Mr R C Payne	7th March 2002	12 months' notice by company
Mr E F Brown	6th April 1999	12 months' notice by company

Chairman's contract

Sir Clive Thompson's contract as an executive will expire on his retirement on 4th April 2003. As non-executive chairman, with effect from 5th April 2003, he will have a rolling contract subject to twelve months' notice by either the company or him (the date of the contract was 28th May 2002).

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the board on the recommendation of the non-executive directors fees committee within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies. The basic fee paid to each non-executive director in the year was £35,000. The non-executive directors receive further fees for additional work performed for the company in respect of chairmanship of the remuneration and audit committees. Also, the deputy chairman receives additional fees for fulfilling that role. Non-executive directors do not have service contracts and they do not participate in any of the company's share option schemes or bonus schemes and are not eligible to join the company's pension scheme.

The directors will be recommending to shareholders at the annual general meeting to be held on 29th May 2003 that the limit on the annual fees for non-executive directors, which was last reviewed in 1997, be increased from £500,000 to £1,000,000. The new limit will allow for a larger number of non-executive directors (in line with the most recent corporate governance developments) and future increases in directors' fees to allow for inflation, changes in duties and market developments.

Directors' interests

The interests of directors, who were directors on 31st December 2002, in the shares of the company are set out below: ‡

Rentokil Initial plc ordinary shares of 1p each	31ST DECEMBER 2002 BENEFICIAL INTERESTS	1ST JANUARY 2002 BENEFICIAL INTERESTS*
Sir Clive Thompson	5,646,206	5,643,265
J C F Wilde	24,766	21,825
E F Brown	518,220	329,225
I Harley	2,000	2,000
P J Long	-	-
B D McGowan	5,000	5,000
R C Payne	89,452	86,511
R R Spinney	2,000	2,000

* Interests at date of appointment (J C F Wilde, 26th February 2002; P J Long, 23rd October 2002)

‡ This part of the report has been audited

In addition to the interest in shares noted on the previous page, on the 1st March 2003 the shares awarded on 1st March 2002 under the Deferred Share Award Plan vested unconditionally in the executive directors. There have been no further changes in the interests set out above between 31st December 2002 and 26th March 2003. The shares awarded on 3rd March 2003 are not included as these are held by the Rentokil Initial Employee Share Trust on a conditional basis and, subject to the vesting criteria being satisfied, will vest on 3rd March 2004. For details of shares awarded under the Deferred Share Award Plan see table in the executive directors bonuses section on page 32.

Performance graph and charts

The following graph shows the company's performance, measured by total shareholder return, compared with the performance of the FTSE 100 Index also measured by total shareholder return. The FTSE 100 Index has been selected for this comparison as the company is currently and has been a member of the FTSE 100 during the period covered by the graph.

RENTOKIL INITIAL VERSUS FTSE 100 INDEX

Rentokil Initial total shareholder return compared against total shareholder return of the FTSE 100 Actuaries Share Index



200
180
160
140
120
100
80
60
40
20
0
Total Shareholder Return (TSR)
31st December 1997
31st December 1997 to 31st December 1998
31st December 1997 to 31st December 1999
31st December 1997 to 31st December 2000
31st December 1997 to 31st December 2001
31st December 1997 to 31st December 2002
Rentokil Initial
FTSE 100

Note: The above graph illustrates the movement of the company's total shareholder return assuming dividends are re-invested on the ex-dividend date against that of the FTSE 100 index since 31st December 1997 and has been prepared on the basis that the notional investment changes each time the index changes.

The following charts show the company's performance, measured by total shareholder return compared with respectively a sector comparator group and the FTSE 100 for the period 1st January 2000 to 31st December 2002 for the purpose of illustrating the satisfaction of performance criteria in relation to level 2 share options granted in May 2000 (see executive directors' share options on page 33). Only those companies that were members of the FTSE 100 during the whole of the period 1st January 2000 to 31st December 2002 are included in the second chart.

TOTAL SHAREHOLDER RETURN - 1st JANUARY 2000 TO 31ST DECEMBER 2002
(SELECTED COMPARATOR GROUP)


40%
20%
0
-20%
-40%
-60%
-80%
-100%
Total Shareholder Return (TSR)
UQ
Median
LQ
Company
Rentokil Initial
Selected comparator group

TOTAL SHAREHOLDER RETURN - 1st JANUARY 2000 TO 31ST DECEMBER 2002
(FTSE 100 COMPARATOR GROUP)


120%
100%
80%
60%
40%
20%
0
-20%
-40%
-60%
-80%
-100%
Total Shareholder Return (TSR)
UQ
Median
LQ
Company
Rentokil Initial
FTSE 100 comparator group

The selected comparator group for the Level 2 share options granted in 2000 was as follows:

Amey Plc
The Capita Group Plc
Cintas Corporation
The Davis Services Group Plc
Hays plc
International Service Systems A/S
Securicor plc
Securitas AB
Serco Group plc
The Servicemaster Company
Williams PLC/Chubb plc

Approval

This report was approved by the board of directors on 26th March 2003 and signed on its behalf by Mr B D McGowan.



B D McGowan
Deputy Chairman and
Chairman of the Remuneration Committee
26th March 2003

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit and loss and cash flows of the group for that period. In preparing these accounts, the directors are required to adopt suitable accounting policies and to apply them consistently, making judgements and estimates that are reasonable and prudent, and following applicable accounting standards.

The directors are responsible for ensuring that the company keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Rentokil Initial plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Rentokil Initial plc

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movement in Equity Shareholders' Funds and the related Notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the Remuneration Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors' is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Chief Executive's review, the Finance Director's review, the Report of the Directors, and the unaudited part of the Remuneration Report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

REPORT OF THE AUDITORS

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2002 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and,
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London
WC2N 6RH
26th March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST DECEMBER	Notes	2002 £m	2001 £m
Turnover (including share of associate and franchisees)			
Continuing operations		**2,320.0**	2,242.4
Acquisitions		**19.5**	-
Turnover (including share of associate and franchisees)		**2,339.5**	2,242.4
Less:			
Share of turnover of associate		**(18.4)**	(19.5)
Turnover of franchisees		**(87.9)**	(79.0)
Group turnover	1	**2,233.2**	2,143.9
Cost of sales	2	**(1,746.6)**	(1,665.1)
Gross profit		**486.6**	478.8
Administrative expenses	2	**(48.2)**	(45.7)
Operating profit			
Continuing operations		**435.3**	433.1
Acquisitions		**3.1**	-
Group operating profit		**438.4**	433.1
Share of profit of associates		**3.6**	4.0
Total operating profit		**442.0**	437.1
Profit and loss on disposal of businesses	3	**-**	-
Profit on ordinary activities before interest		**442.0**	437.1
Interest payable (net)	4	**(51.7)**	(62.8)
Profit on ordinary activities before taxation	1 & 5	**390.3**	374.3
Tax on profit on ordinary activities	6	**(104.6)**	(108.2)
Profit on ordinary activities after taxation		**285.7**	266.1
Equity minority interests		**(1.1)**	(0.9)
Profit for the financial year attributable to shareholders		**284.6**	265.2
Equity dividends	7	**(101.6)**	(94.9)
Profit retained for the financial year		**183.0**	170.3
Basic earnings per 1p share	9	**15.00p**	13.30p
Diluted earnings per 1p share	9	**14.94p**	13.26p
Dividends per 1p share		**5.53p**	5.00p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31ST DECEMBER	CONSOLIDATED		PARENT	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Profit for the financial year	**284.6**	265.2	**420.5**	293.3
Currency translation adjustments	**(11.9)**	(4.6)	**(0.7)**	2.9
Total gains recognised in the financial year	**272.7**	260.6	**419.8**	296.2

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31ST DECEMBER	CONSOLIDATED		PARENT	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Profit for the financial year	**284.6**	265.2	**420.5**	293.3
Equity dividends (note 7)	**(101.6)**	(94.9)	**(101.6)**	(94.9)
Profit retained for the financial year	**183.0**	170.3	**318.9**	198.4
New share capital issued (note 22)	**5.2**	4.4	**5.2**	4.4
Own shares purchased (note 21)	**(237.5)**	(277.9)	**(237.5)**	(277.9)
Goodwill written back on disposals (note 3)	**-**	(11.5)	**-**	-
Other recognised (losses)/gains in the financial year	**(11.9)**	(4.6)	**(0.7)**	2.9
Net change in equity shareholders' funds	**(61.2)**	(119.3)	**85.9**	(72.2)
Equity shareholders' funds at 1st January	**(646.7)**	(527.4)	**364.6**	436.8
Equity shareholders' funds at 31st December	**(707.9)**	(646.7)	**450.5**	364.6

BALANCE SHEETS

AT 31ST DECEMBER

		Notes	CONSOLIDATED 2002 £m	CONSOLIDATED 2001 £m	PARENT 2002 £m	PARENT 2001 £m
Fixed assets	Intangible assets	10	**177.0**	138.4	**-**	-
	Tangible assets	11	**624.3**	591.3	**5.1**	5.0
	Investments	12	**157.8**	158.5	**1,636.9**	762.0
			959.1	888.2	**1,642.0**	767.0
Current assets	Stocks	13	**45.4**	48.2	**-**	-
	Debtors	14	**493.1**	488.8	**624.2**	1,680.1
	Short term deposits and cash		**246.5**	389.6	**183.0**	289.2
			785.0	926.6	**807.2**	1,969.3
Creditors - amounts falling due within one year	Creditors	15	**(719.4)**	(691.6)	**(601.6)**	(969.3)
	Bank and other borrowings	16	**(65.0)**	(371.9)	**(53.3)**	(355.7)
			(784.4)	(1,063.5)	**(654.9)**	(1,325.0)
	Net current assets/(liabilities)		**0.6**	(136.9)	**152.3**	644.3
	Total assets less current liabilities		**959.7**	751.3	**1,794.3**	1,411.3
Creditors - amounts falling due after more than one year	Creditors	17	**(9.7)**	(11.7)	**-**	-
	Bank and other borrowings	18	**(1,441.9)**	(1,144.7)	**(1,342.0)**	(1,044.4)
			(1,451.6)	(1,156.4)	**(1,342.0)**	(1,044.4)
Provisions for liabilities and charges	Provisions for liabilities and charges	19	**(209.7)**	(236.0)	**(1.8)**	(2.3)
	Net (liabilities)/assets		**(701.6)**	(641.1)	**450.5**	364.6
Equity capital and reserves	Called up share capital	21	**18.6**	19.5	**18.6**	19.5
	Share premium account	22	**46.3**	41.1	**46.3**	41.1
	Capital redemption reserve	23	**19.2**	18.3	**19.2**	18.3
	Other reserves	24	**8.2**	5.4	**-**	-
	Profit and loss account	25	**(800.2)**	(731.0)	**366.4**	285.7
	Equity shareholders' funds		**(707.9)**	(646.7)	**450.5**	364.6
	Equity minority interests		**6.3**	5.6	**-**	-
	Capital employed		**(701.6)**	(641.1)	**450.5**	364.6

These financial statements on pages 43 to 68 were approved by the board on 26th March 2003 and were signed on its behalf by:



Sir Clive Thompson



R C Payne

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST DECEMBER

		Notes	2002 £m	2001 £m
Operating activities	Net cash inflow from operating activities	29	**575.9**	576.1
Associates' dividends	Dividends received from associates		**2.0**	1.1
Returns on investments and servicing of finance	Interest received		**54.4**	33.6
	Interest paid		**(109.2)**	(93.0)
	Interest element of finance lease payments		**(2.1)**	(2.6)
	Dividends paid to minority interests		**(0.6)**	(0.7)
	Net cash outflow from returns on investments and servicing of finance		**(57.5)**	(62.7)
Taxation	Tax paid		**(104.7)**	(112.1)
Capital expenditure and financial investment	Purchase of tangible fixed assets		**(183.5)**	(200.3)
	Less: financed by leases		**11.4**	8.0
			(172.1)	(192.3)
	Sale of tangible fixed assets		**10.9**	16.1
	Net cash outflow for capital expenditure and financial investment		**(161.2)**	(176.2)
Acquisitions and disposals	Purchase of companies and businesses	30	**(34.5)**	(21.1)
	Disposal of companies and businesses		**-**	1.9
	Net cash outflow from acquisitions and disposals		**(34.5)**	(19.2)
Equity dividends paid	Dividends paid to equity shareholders		**(97.7)**	(92.3)
	Net cash inflow before use of liquid resources and financing		**122.3**	114.7
Management of liquid resources	Movement in short term deposits with banks		**83.5**	(249.4)
Financing	Issue of ordinary share capital		**5.2**	4.4
	Own shares purchased		**(234.6)**	(277.9)
	Net loan movement		**297.6**	229.0
	Capital element of finance lease payments		**(13.2)**	(13.5)
	Net cash inflow/(outflow) from financing		**55.0**	(58.0)
Net cash	Increase/(decrease) in net cash in the year	31	**260.8**	(192.7)

ACCOUNTING POLICIES

Accounting convention

The accounts have been prepared under the historical cost convention and comply with the Companies Act 1985 ("the Act"), except for the departure noted under intangible assets below and applicable accounting standards.

New accounting policies

During the year the company has implemented Financial Reporting Standard (FRS) 19 "Deferred Tax" as issued by the Accounting Standards Board in December 2000. The adoption of this FRS had no material financial effect on the results contained within the financial statements for the year ended 31 December 2002 and therefore no prior year adjustment is required.

The notes to the accounts include memorandum amounts disclosed in accordance with the second year transitional provisions of FRS 17 "Retirement Benefits".

Consolidation

The consolidated accounts comprise those of the parent company and its subsidiary undertakings ("subsidiaries" or "subsidiary companies") together with the group's share of profits and net assets of the associated undertakings ("associates" or "associated companies").

The results of newly acquired companies and businesses are consolidated from the date of acquisition. The results of companies and businesses disposed of during the year are consolidated until the date of disposal.

For acquisitions involving deferred consideration, estimated deferred payments are accrued in the balance sheet. Interest due to vendors on deferred payments is charged to the profit and loss account as it accrues. For disposals involving deferred consideration, estimated deferred receipts are prepaid in the balance sheet. Interest from buyers on deferred receipts is credited to the profit and loss account as it accrues.

Foreign currencies

The results of overseas subsidiary and associated undertakings are translated at the average exchange rates for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Exchange differences on the results for the year, opening net assets and on foreign currency loans which relate to overseas investments are recorded as movements on reserves in accordance with SSAP 20. Foreign currency transactions in the year and balances in the year end balance sheet are translated at the average and closing rates of exchange respectively. Any exchange differences arising are taken to the profit and loss account, with the exception of exchange gains and losses in respect of loans which hedge against foreign currency investments.

Turnover

Turnover excludes VAT and other similar sales based taxes and represents the value of services rendered (including franchisee fees) and goods sold outside the group. Contract income is recognised in accounting periods, on a time apportionment basis but, where appropriate, a higher proportion of the total income is recognised at the start of contracts to reflect the initial value of the services performed.

Cost of sales & administrative expenses

Production, service, selling and other direct branch costs are classified as cost of sales. Administrative expenses comprise head office costs and research and development expenditure which is written off as incurred.

Pension costs

The cost of pensions in respect of the group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the average expected service lives of employees in the schemes. Actuarial surpluses or deficits from the regular costs are spread over the average future service lives of employees in the schemes using the projected unit credit method. Differences between the amount charged in the profit and loss account and payments made to the schemes are treated as assets or liabilities in the balance sheet. Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

Intangible assets

Goodwill represents the excess of the fair value of the consideration given over the aggregate of the fair values of the identifiable net assets acquired.

Goodwill in respect of acquisitions made prior to January 1998 remains eliminated against reserves. This will be charged in the profit and loss account on subsequent disposal of the business to which it relates.

Intangible assets (continued)

Goodwill in respect of acquisitions made since 1st January 1998 is shown as an asset and (in accordance with FRS 10) each acquisition is assessed to determine the useful economic life of the business and the goodwill. For the types of business normally acquired by the company, the board considers that the goodwill is an inseparable part of the total value of the relevant business. These are service businesses which are not subject to high volatility in fashions or markets and demand for these services is likely to continue for the foreseeable future. Such businesses, if properly managed, should grow in value over the years and hence neither the value of the business nor the goodwill have a measurable useful economic life and the goodwill is not amortised. This treatment of goodwill represents a departure from the Act which requires goodwill to be amortised over its useful economic life. However, such departure is permitted under the Act in order to give a true and fair view. The directors believe that it is not possible to identify a finite life for goodwill in respect of acquisitions and accordingly, the treatment of goodwill identified above is necessary in order to give a true and fair view. In view of the inability to identify a finite life for goodwill in respect of acquisitions, it is not possible to quantify the effects of such departure from the Act. In the event that it could be considered that the value of the business or its goodwill does have a measurable economic life, then the goodwill would be amortised through the profit and loss account by equal instalments over such useful economic life. The potential lives of the businesses and goodwill are reviewed annually and revised where appropriate.

In the event that the useful economic life did not exceed 20 years, goodwill would be subject to an impairment review at the end of the year of acquisition and at any other time in the event that the directors believe that an impairment may have occurred. Where the goodwill is assigned a useful economic life which is in excess of 20 years or is indefinite, the value of the relevant businesses and goodwill are assessed for impairment against carrying values on an annual basis in accordance with FRS 11. Any impairment would be charged to the profit and loss account in the period in which it arises.

Tangible assets

Provision for depreciation of freehold buildings is made in equal annual instalments of 1% to 2% of cost. Leasehold land and buildings are amortised in equal annual instalments over the periods of the leases subject to a minimum annual provision of 1% of costs. No depreciation is charged on freehold land or fixed assets under construction. When properties are sold the difference between sales proceeds and net book value is dealt with in the profit and loss account. In accordance with FRS 15 annual impairment reviews are performed for properties with a useful economic life of greater than 50 years at the balance sheet date.

Other tangible fixed assets are stated at cost less depreciation. Provision for depreciation is made in equal annual instalments over the estimated useful lives of the assets as follows:

4 to 5 years - Vehicles
3 to 10 years - Plant, machinery and equipment, tropical plants and their containers on rental
3 to 10 years - Office equipment, furniture and fittings.

The company selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the company takes into account are expected technological developments, expected market requirements and the intensity of which assets are used.

Leased assets

Where the group retains substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases. Future instalments payable under finance leases, net of finance charges, are included in borrowings with the corresponding asset values recorded in fixed assets and depreciated over the shorter of their estimated useful lives or their lease terms. Lease payments are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element which reduces the outstanding obligation for future instalments.

Payments under operating leases are charged to the profit and loss account, as incurred, over the lease term.

Provisions

Provision is made in accordance with FRS 12 for:

- Vacant property - In respect of vacant and partly sub-let leasehold properties to the extent that future rental payments are expected to exceed future rental income.
- Environmental - For all known liabilities to remediate contaminated land on the basis of management's best estimate of the costs of these liabilities.
- Self insurance - For all claims incurred as at the balance sheet date based on actuarial assessments of these liabilities.
- Other provisions - For all other constructive or legal obligations which exist at the year end based on management's best estimate as to the cost of settling these liabilities.

Derivatives and other financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's treasury policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Where the borrowings are used to finance net overseas investments exchange differences are taken to reserves in accordance with SSAP 20. Resulting gains and/or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the taxable profits and results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold. Neither is deferred tax recognised on overseas profits where there is no commitment to remit those profits to the UK.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Share option scheme

Own shares held in the Rentokil Initial Employee Share Trust to satisfy obligations under the Rentokil Initial share option schemes are carried at cost as part of fixed asset investments. If the cost of these shares were to exceed the anticipated proceeds on exercise of the options by employees, the excess will be written off to the profit and loss account in accordance with UITF 17.

1 SEGMENTAL ANALYSIS

	TURNOVER		PROFIT		NET ASSETS	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Geographic analysis						
United Kingdom	**1,153.4**	1,092.1	**225.2**	223.0	**104.2**	57.0
Continental Europe	**722.1**	660.5	**151.9**	140.6	**347.4**	314.7
North America	**334.4**	328.4	**20.5**	21.2	**67.2**	69.0
Asia Pacific & Africa - group	**129.6**	161.4	**44.1**	52.0	**35.6**	40.1
Asia Pacific & Africa - other associate	**-**	-	**0.3**	0.3	**4.4**	5.1
	2,339.5	2,242.4	**442.0**	437.1	**558.8**	485.9
Less:						
Associate (Asia Pacific and Africa)	**(18.4)**	(19.5)	**-**	-	**-**	-
Franchisees (UK)	**(87.9)**	(79.0)	**-**	-	**-**	-
	2,233.2	2,143.9	**442.0**	437.1	**558.8**	485.9
Interest (note 4)	**-**	-	**(51.7)**	(62.8)	**-**	-
Net debt (note 31)	**-**	-	**-**	-	**(1,260.4)**	(1,127.0)
	2,233.2	2,143.9	**390.3**	374.3	**(701.6)**	(641.1)
Business analysis						
Hygiene	**697.6**	670.8	**197.8**	193.4	**288.6**	246.2
Security	**554.4**	508.2	**52.2**	49.0	**28.6**	18.7
Pest Control	**211.2**	204.3	**79.0**	76.1	**34.9**	37.5
Tropical Plants	**119.6**	125.6	**20.9**	23.5	**55.7**	55.6
Conferencing	**77.6**	74.7	**26.8**	27.8	**112.3**	95.8
Parcels Delivery	**189.0**	194.6	**28.8**	31.4	**1.0**	4.3
Facilities Management - group	**490.1**	464.2	**36.2**	35.6	**33.3**	22.7
Facilities Management - other associate	**-**	-	**0.3**	0.3	**4.4**	5.1
	2,339.5	2,242.4	**442.0**	437.1	**558.8**	485.9
Less:						
Associate (Hygiene)	**(18.4)**	(19.5)	**-**	-	**-**	-
Franchisees (Parcels Delivery)	**(87.9)**	(79.0)	**-**	-	**-**	-
	2,233.2	2,143.9	**442.0**	437.1	**558.8**	485.9
Interest (note 4)	**-**	-	**(51.7)**	(62.8)	**-**	-
Net debt (note 31)	**-**	-	**-**	-	**(1,260.4)**	(1,127.0)
	2,233.2	2,143.9	**390.3**	374.3	**(701.6)**	(641.1)

The analysis of turnover is based on the country in which the order is received and would not be materially different if based on the country in which the customer is located. Turnover from franchisees and from an associate in Asia have been included to reflect the involvement by management in these businesses.

The business segment has been expanded to align the analysis with the information provided in the Chief Executive's review.

Interest and net debt are managed by the central treasury function and therefore it is not considered appropriate to analyse these by segment.

2 COST OF SALES & ADMINISTRATIVE EXPENSES

Cost of sales and administrative expenses include, in respect of businesses acquired during 2002, £13.1m and £3.3m respectively.

3 PROFIT AND LOSS ON DISPOSED BUSINESSES

	CONSOLIDATED 2002 £m	2001 £m
Loss on net assets of businesses sold	-	(3.8)
Goodwill previously written off against reserves	-	11.5
Disposal costs	-	(7.7)
	-	-

4 INTEREST

	2002 £m	2001 £m
Interest payable on bank loans and overdrafts	**(75.2)**	(103.6)
Interest payable on other loans	**(24.3)**	(12.3)
Interest payable on finance leases	**(2.1)**	(2.6)
	(101.6)	(118.5)
Interest receivable	**49.9**	55.7
Interest payable (net)	**(51.7)**	(62.8)

5 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit before tax is arrived at after charging/(crediting):	2002 £m	2001 £m
Staff costs (note 26)	**1,081.3**	1,027.7
Depreciation of tangible fixed assets - owned assets	**145.9**	138.8
- under finance leases	**10.2**	10.2
Excess depreciation written back on disposal of fixed assets	**(3.7)**	(4.4)
Hire of machinery and equipment	**13.0**	13.7
Other operating lease rentals	**32.6**	27.1
Exchange gains	**(0.1)**	-
Group audit fees and expenses of which the parent company was £0.3m (2001: £0.3m)	**2.3**	2.3
Fees paid to PricewaterhouseCoopers for non-audit services - UK	**0.9**	0.6
- overseas	**0.3**	0.1

6 TAX ON PROFIT ON ORDINARY ACTIVITIES

Analysis of charge in the year	2002 £m	2001 £m
Current tax		
UK Corporation tax at 30% (2001: 30%)	**53.2**	147.3
Double tax relief	**(2.8)**	(101.5)
	50.4	45.8
Overseas taxation	**60.5**	58.2
Share of associates	**1.8**	1.6
Adjustment in respect of previous periods	**(11.0)**	(4.5)
	101.7	101.1
Deferred taxation		
Originating and reversal of timing differences	**11.8**	10.6
Adjustment in respect of previous periods	**(8.9)**	(3.5)
	2.9	7.1
Total tax on profit on ordinary activities	**104.6**	108.2

6 TAX ON PROFIT ON ORDINARY ACTIVITIES (continued)

Factors affecting the current tax change	CONSOLIDATED 2002 £m	CONSOLIDATED 2001 £m
Profit on ordinary activities before tax	**390.3**	374.3
Taxation on ordinary activities at relevant standard rates	**126.0**	119.0
Disallowable expenses	**1.6**	1.6
Tax losses brought forward	**(1.0)**	(2.7)
Goodwill amortisation	**(3.9)**	(4.6)
Adjustment in respect of previous periods	**(11.0)**	(4.5)
Capital allowances in excess of depreciation	**(4.3)**	(6.0)
Other timing differences	**(5.7)**	(1.7)
Current tax charge for the year	**101.7**	101.1

As the majority of profits are generated outside the UK, the standard rate of tax has been determined as the weighted average of the standard rates of tax in each of the different countries where profits are generated.

Based on current capital investment plans, the group expects to continue to be able to claim capital allowances and goodwill deductions in excess of depreciation in future years.

7 EQUITY DIVIDENDS

	CONSOLIDATED AND PARENT 2002 £m	CONSOLIDATED AND PARENT 2001 £m
Interim dividend paid : 1.58p (2001: 1.43p) per 1p share	**28.4**	25.7
Final dividend proposed : 3.95p (2001: 3.57p) per 1p share	**73.2**	69.2
	101.6	94.9

The trustees of the Rentokil Initial Employee Share Trust have waived their right to receive dividends on shares held by the trust for the benefit of participants in employee share schemes. Accordingly, dividends amounting to £0.5m (2001: £0.4m) in respect of the company's shares held by the Trust have been deducted in arriving at the aggregate of dividends paid and proposed.

8 PROFITS OF HOLDING COMPANY

Of the profit attributable to shareholders, a surplus of £420.5m (2001: £293.3m) is dealt with in the accounts of Rentokil Initial plc. Under s.230 of the Companies Act 1985 a profit and loss account for the company alone is not presented.

9 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to shareholders by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK Employees (note 12) where dividends have been waived.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential shares: those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

9 EARNINGS PER SHARE (continued)

	BASIC EPS		DILUTED EPS	
	2002	2001	**2002**	2001
Profit attributable to shareholders	**£284.6m**	£265.2m	**£284.6m**	£265.2m
Weighted average number of shares	**1,897.3m**	1,993.7m	**1,897.3m**	1,993.7m
Effect of share options	**-**	-	**7.3m**	6.8m
Adjusted average number of shares	**1,897.3m**	1,993.7m	**1,904.6m**	2,000.5m
Earnings per share	**15.00p**	13.30p	**14.94p**	13.26p

10 INTANGIBLE ASSETS

	CONSOLIDATED 2002 £m
At 1st January	**138.4**
Exchange adjustments	**4.0**
Businesses acquired (note 30)	**34.6**
At 31st December	**177.0**

Under the provisions of the accounting policy set out on pages 47 and 48, goodwill is carried as an intangible asset on the balance sheet. The directors have reviewed these acquisitions and have determined that, as service businesses which are not subject to high volatility in fashions or markets, demand for these services is likely to continue for the foreseeable future. Hence neither the value of these businesses nor the associated goodwill have a measurable useful economic life and the goodwill is therefore not being amortised. The useful economic lives and values of the businesses and goodwill were re-assessed as at 31st December 2002.

11 TANGIBLE FIXED ASSETS

	LAND AND BUILDINGS £m	PLANT, EQUIPMENT & TROPICAL PLANTS £m	VEHICLES AND OFFICE EQUIPMENT £m	TOTAL £m
Consolidated				
Cost				
At 1st January 2002	266.4	567.3	353.9	1,187.6
Exchange adjustments	5.2	13.1	(7.1)	11.2
Additions at cost	26.7	111.9	52.3	190.9
On acquisitions	-	2.4	0.6	3.0
Disposals	(1.6)	(84.5)	(39.9)	(126.0)
At 31st December 2002	296.7	610.2	359.8	1,266.7
Aggregate depreciation				
At 1st January 2002	38.6	342.9	214.8	596.3
Exchange adjustments	3.2	7.2	(1.6)	8.8
Depreciation	3.6	105.2	47.3	156.1
Disposals	(0.5)	(83.2)	(35.1)	(118.8)
At 31st December 2002	44.9	372.1	225.4	642.4
Net book value at 31st December 2002	251.8	238.1	134.4	624.3
Net book value at 31st December 2001	227.8	224.4	139.1	591.3
Net book value of assets under finance leases at 31st December 2002	18.2	-	21.1	39.3

11 TANGIBLE FIXED ASSETS (continued)

	LAND AND BUILDINGS £m	PLANT, EQUIPMENT & TROPICAL PLANTS £m	VEHICLES AND OFFICE EQUIPMENT £m	TOTAL £m
Parent				
Cost				
At 1st January 2002	2.0	5.7	5.2	12.9
Additions at cost	-	0.9	1.2	2.1
Intergroup transfers	-	(0.3)	(0.1)	(0.4)
Disposals	-	(0.2)	(1.1)	(1.3)
At 31st December 2002	2.0	6.1	5.2	13.3
Aggregate depreciation				
At 1st January 2002	0.9	3.9	3.1	7.9
Depreciation	0.1	0.2	0.9	1.2
Intergroup transfers	-	-	(0.1)	(0.1)
Disposals	-	-	(0.8)	(0.8)
At 31st December 2002	1.0	4.1	3.1	8.2
Net book value at 31st December 2002	1.0	2.0	2.1	5.1
Net book value at 31st December 2001	1.1	1.8	2.1	5.0
Net book value of assets under *finance leases at 31st December 2002*	-	-	0.7	0.7

	CONSOLIDATED 2002 £m	CONSOLIDATED 2001 £m	PARENT 2002 £m	PARENT 2001 £m
Analysis of net book value of land and buildings				
Freehold	238.5	217.4	-	-
Leasehold: Over 50 years unexpired	4.3	4.4	-	-
Under 50 years unexpired	9.0	6.0	1.0	1.1
	251.8	227.8	1.0	1.1

12 INVESTMENTS

	CONSOLIDATED 2002 £m	CONSOLIDATED 2001 £m	PARENT 2002 £m	PARENT 2001 £m
Subsidiary undertakings				
At 1st January	-	-	749.6	747.4
Additions in the year	-	-	874.9	2.2
At 31st December	-	-	1,624.5	749.6

The additions in the year represents additional shares purchased in an existing subsidiary company.

A list of principal subsidiary undertakings is given on pages 69 and 70. A full list of subsidiary and associated undertakings, as at 31st December 2002, will be annexed to the company's next annual return.

12 INVESTMENTS (continued)

	CONSOLIDATED		PARENT	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Associated undertakings				
At 1st January	**12.0**	11.3	**-**	-
Exchange adjustments	**(0.5)**	(0.6)	**-**	-
Share of profits retained	**1.8**	2.4	**-**	-
Dividends	**(2.0)**	(1.1)	**-**	-
At 31st December	**11.3**	12.0	**-**	-

The associates principally comprise the group's 49% interest in the common stock of Nippon Calmic Limited, Japan and a 49% interest in Rezayat Sparrow Arabian Crane Hire Co Ltd, Saudi Arabia.

	2002 £m	2001 £m	2002 £m	2001 £m
Other investments				
Convertible loan note	**134.0**	134.0	**-**	-
Investment in own shares	**12.4**	12.4	**12.4**	12.4
Other	**0.1**	0.1	**-**	-
	146.5	146.5	**12.4**	12.4

The convertible loan note was received in 2000 as part consideration for the disposal of a business (note 20).

Investment in own shares represents 8.3m (nominal value £0.1m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31st December 2002 was £18.3m. Dividend income from, and voting rights on, the shares held by the Trust have been waived. The dividend charge and the earnings per share have been adjusted accordingly.

	2002 £m	2001 £m	2002 £m	2001 £m
Total investments	**157.8**	158.5	**1,636.9**	762.0

13 STOCKS

	2002 £m	2001 £m	2002 £m	2001 £m
Raw materials	**8.8**	11.3	**-**	-
Work in progress	**3.5**	3.5	**-**	-
Finished products	**33.1**	33.4	**-**	-
	45.4	48.2	**-**	-

14 DEBTORS

	2002 £m	2001 £m	2002 £m	2001 £m
Trade debtors	**370.8**	356.2	**0.6**	0.2
Amounts owed by subsidiaries	**-**	-	**580.1**	1,615.9
Other debtors	**107.6**	117.5	**43.1**	63.7
Prepayments and accrued income	**14.7**	15.1	**-**	-
Dividends due from subsidiaries	**-**	-	**0.4**	0.3
	493.1	488.8	**624.2**	1,680.1

Included in other debtors is an amount due after one year of £19.4m (2001: £22.5m) reflecting the difference between contributions paid and pension cost charges to date. A further £18.4m (2001: £18.8m) of other debtors are due after more than one year in respect of deferred consideration/loan notes received following the disposal of certain businesses in 2000.

15 CREDITORS DUE WITHIN ONE YEAR

	Consolidated 2002 £m	Consolidated 2001 £m	Parent 2002 £m	Parent 2001 £m
Trade creditors	**132.0**	120.7	**-**	0.2
Amounts owed to subsidiaries	**-**	-	**476.8**	842.1
Corporation tax	**153.1**	148.6	**-**	-
Other tax and social security payable	**78.9**	71.6	**4.7**	2.6
Other creditors	**114.4**	133.2	**46.9**	55.2
Accruals and deferred income	**167.3**	147.5	**-**	-
Deferred consideration on acquisitions	**0.5**	0.8	**-**	-
Dividends payable	**73.2**	69.2	**73.2**	69.2
	719.4	691.6	**601.6**	969.3

16 BANK AND OTHER BORROWINGS DUE WITHIN ONE YEAR

	Consolidated 2002 £m	Consolidated 2001 £m	Parent 2002 £m	Parent 2001 £m
Unsecured bank loans and overdrafts	**0.9**	360.2	**-**	355.4
Other unsecured loans	**53.3**	0.4	**53.0**	-
Finance lease obligations	**10.8**	11.3	**0.3**	0.3
	65.0	371.9	**53.3**	355.7

Interest on bank loans and overdrafts, and on other loans due within one year, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made.

Other unsecured loans include £53.0m (2001: £nil) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

17 CREDITORS DUE AFTER MORE THAN ONE YEAR

	Consolidated 2002 £m	Consolidated 2001 £m	Parent 2002 £m	Parent 2001 £m
Deferred consideration on acquisitions	**0.3**	0.3	**-**	-
Other creditors	**9.4**	11.4	**-**	-
	9.7	11.7	**-**	-

18 BANK AND OTHER BORROWINGS DUE AFTER MORE THAN ONE YEAR

	Consolidated 2002 £m	Consolidated 2001 £m	Parent 2002 £m	Parent 2001 £m
Secured bank loans and overdrafts	**0.9**	0.1	**-**	-
Unsecured bank loans and overdrafts	**811.3**	870.6	**735.2**	794.1
	812.2	870.7	**735.2**	794.1
Other unsecured loans	**608.6**	252.5	**606.4**	250.0
Finance lease obligations	**21.1**	21.5	**0.4**	0.3
	1,441.9	1,144.7	**1,342.0**	1,044.4
Borrowings are repayable by instalments:				
Between one and two years	**296.2**	677.8	**212.1**	596.7
Between two and five years	**891.4**	211.7	**879.9**	197.7
Over five years	**254.3**	255.2	**250.0**	250.0
	1,441.9	1,144.7	**1,342.0**	1,044.4

Other unsecured loans include £606.4m (2001: £250.0m) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

Interest on borrowings, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made. The last repayment falls due in the year 2009.

Bank loans amounting to £0.9m (2001: £0.1m) are secured on certain assets of the group.

Borrowings repayable by instalments over five years include £2.6m (2001: £3.4m) in respect of finance leases.

19 PROVISIONS FOR LIABILITIES AND CHARGES

	VACANT PROPERTIES	ENVIRON-MENTAL	SELF INSURANCE	OTHER	DEFERRED TAX	TOTAL
	£m	£m	£m	£m	£m	£m
Consolidated						
At 1st January 2002	46.3	43.1	50.4	7.9	88.3	236.0
Exchange adjustments	-	(1.4)	(2.4)	0.1	(0.7)	(4.4)
Additions during the year	-	-	16.1	0.3	-	16.4
Utilised in year	(4.7)	(6.2)	(19.2)	(0.4)	-	(30.5)
Transfer to current taxation	-	-	-	-	(9.7)	(9.7)
Acquired with acquisitons	-	-	-	-	0.1	0.1
Transfer (to)/from profit and loss account	(0.1)	-	(1.0)	-	2.9	1.8
At 31st December 2002	41.5	35.5	43.9	7.9	80.9	209.7
Parent						
At 1st January 2002	-	-	1.2	-	1.1	2.3
Utilised in year	-	-	(0.2)	-	-	(0.2)
Transfer (to)/from profit and loss account	-	-	(0.3)	-	-	(0.3)
At 31st December 2002	-	-	0.7	-	1.1	1.8

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination.

Self insurance

The company purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that the company could suffer in any one year. Individual claims are met in full by the company up to agreed self-insured limits in order to limit volatility in claims.

The calculated cost of self-insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions. The annual review of these provisions by external actuaries resulted in a reduction in the reserves and in the insurance charge to the profit and loss account in the year of £1.0m (2001: £1.2m).

Other provisions

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses.

	CONSOLIDATED		PARENT	
	2002 £m	2001 £m	2002 £m	2001 £m
Deferred tax				
Provision for deferred tax comprises:				
Accelerated capital allowances	52.7	47.6	0.3	0.3
Other	28.2	40.7	0.8	0.8
	80.9	88.3	1.1	1.1

Unprovided deferred tax assets in respect of unutilised tax losses amount to £11.5m (2001: £12.6m). Deferred tax assets have not been recognised due to the uncertainty regarding their utilisation.

20 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The group's objectives, policies and strategy for holding financial instruments are discussed in the financing strategy and structure section of the Finance Director's review on page 16.

Short term debtors and creditors
In accordance with FRS 13 short term debtors and creditors have been excluded from all the following disclosures, other than the currency disclosures.

Interest rate risk profile of financial liabilities
After taking account of the various interest rate and currency swaps entered into by the group the interest rate risk profile of the group's financial liabilities was:

CURRENCY	FLOATING RATE	FIXED RATE	NON INTEREST BEARING	TOTAL	FLOATING RATE	FIXED RATE	NON INTEREST BEARING	TOTAL
				2002				2001
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1,118.0	1.6	41.1	1,160.7	723.3	485.6	45.6	1,254.5
Other European currencies	342.4	1.4	0.3	344.1	281.8	3.9	0.4	286.1
US and Canadian dollars	35.5	-	-	35.5	15.1	-	-	15.1
Other currencies	8.5	-	0.1	8.6	6.9	-	0.1	7.0
	1,504.4	3.0	41.5	1,548.9	1,027.1	489.5	46.1	1,562.7

The currency and interest rates swaps undertaken by the company is to have the effect of reclassifying the underlying borrowings' currency and/or its interest rate basis as follows:

	CURRENCY SWAP		INTEREST RATE SWAP FIXED RATE TO FLOATING RATE	
	2002	2001	2002	2001
	£m	£m	£m	£m
Sterling	44.5	-	250.0	250.0
Other European currencies	(31.5)	-	324.9	-
Other currencies	(13.0)	-	-	-
	-	-	574.9	250.0

Financial liabilities on which no interest is paid comprise leases on vacant properties and deferred consideration. All creditors falling due within one year (other than bank and other borrowings) and provisions (other than contracted future vacant properties costs) are excluded from the above table either because they are short term items or they are not financial liabilities (as defined in FRS 13).

20 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Weighted average interest rate and period of financial liabilities

CURRENCY	FIXED RATE FINANCIAL LIABILITIES WEIGHTED AVERAGE INTEREST RATE %		FIXED RATE FINANCIAL LIABILITIES WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED* Number of years		NON INTEREST BEARING FINANCIAL LIABILITIES WEIGHTED AVERAGE PERIOD UNTIL MATURITY Number of years	
	2002	2001	**2002**	2001	**2002**	2001
Sterling	**4.9**	5.6	-	-	**5.7**	6.4
Other European currencies	**6.8**	5.5	**2.7**	1.5	**0.8**	6.2
US dollars	-	-	-	-	-	0.2
			2.7	1.5	**5.7**	6.3

* Perpetual debentures issued in the name of BET Ltd, with a value of £1.6m (2001: £1.6m), have been excluded from the above average period analysis due to their perpetual nature.

Floating rate financial liabilities bear interest at rates, based on the relevant national borrowing rate benchmark equivalents (e.g. - £ LIBOR), which are fixed in advance usually for periods of between one and twelve months.

Interest rate risk profile of financial assets

CURRENCY	FLOATING RATE £m	FIXED RATE £m	NON INTEREST BEARING £m	TOTAL 2002 £m	FLOATING RATE £m	FIXED RATE £m	NON INTEREST BEARING £m	TOTAL 2001 £m
Sterling	**170.7**	**156.4**	**9.3**	**336.4**	253.6	160.5	9.0	423.1
Other European currencies	**31.3**	-	-	**31.3**	56.8	-	-	56.8
US and Canadian dollars	**18.3**	**0.5**	-	**18.8**	29.6	1.4	-	31.0
Other currencies	**12.4**	-	-	**12.4**	31.5	-	-	31.5
	232.7	**156.9**	**9.3**	**398.9**	371.5	161.9	9.0	542.4

Floating rate cash earns interest at commercial rates in line with local market practice. Group Treasury companies invest all significant cash surpluses in major currencies (£, US$ and Euro) at money market rates.

Fixed rate cash deposits include £15.6m (2001: £17.5m) invested in UK and US Government bonds which are held by the group's insurance operations in accordance with local insurance regulations and are used to meet insurance liabilities as they fall due. The weighted average interest rate earned is 6.3% (2001: 6.5%) and the weighted average rate is fixed for 1.8 years (2001: 2.6 years).

Short term deposits are placed with banks usually for maturities of up to six months and earn interest at market rates related to the currency and the sums invested.

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 31st December 2002 and 2001. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties (other than a forced or liquidation sale) and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available and unless otherwise noted, fair values have been calculated by discounting expected cash flows at relevant interest and exchange rates.

20 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

	BOOK VALUE 2002 £m	FAIR VALUE 2002 £m	BOOK VALUE 2001 £m	FAIR VALUE 2001 £m
Primary financial instruments held or issued to finance the group's operations :				
Short term borrowings:				
- Medium Term Notes issued	**(53.0)**	**(53.0)**	-	-
- Other borrowings	**(12.0)**	**(12.0)**	(371.9)	(371.9)
	(65.0)	**(65.0)**	(371.9)	(371.9)
Long term borrowings:				
- Medium Term Notes issued	**(606.4)**	**(624.6)**	(250.0)	(243.1)
- Other borrowings	**(835.5)**	**(835.5)**	(894.7)	(894.7)
	(1,441.9)	**(1,460.1)**	(1,144.7)	(1,137.8)
Other financial liabilities	**(42.0)**	**(42.0)**	(46.1)	(46.1)
Investments - convertible note	**134.0**	**134.0**	134.0	134.0
Fixed rate deposits - government gilts	**15.6**	**15.8**	17.5	18.0
Cash and short term deposits	**230.9**	**230.9**	372.1	372.1
Debtors - deferred consideration/disposal notes	**18.4**	**18.4**	18.8	18.8
Derivative financial instruments held or issued to hedge the interest rate on existing borrowings and currency exposure on expected future sales and purchases:				
Net interest rate and currency swaps	**-**	**26.3**	-	(8.2)
Forward foreign currency contracts	**-**	**0.3**	-	(0.1)

The company has issued the following medium term notes under its €2.5bn Euro Medium Term Note programme:

CURRENCY/AMOUNT	INTEREST COUPON	MATURITY DATE
£40m	Floating rate - 1 month LIBOR +0.25%	10.09.03
¥2,500m	Fixed rate - 0.21% pa	17.11.03
€50m	Floating rate - 3 month EURIBOR +0.4375%	7.10.04
€500m	Fixed rate - 5.75% pa	21.05.07
£250m	Fixed rate - 6.125% pa	19.11.08

The aggregate book and fair values for these notes are reflected in the above table.

The fair value of other short term borrowings and long term borrowings (under which short term drawings are made under committed credit facilities which mature in October 2006) approximate to their book values given their short term maturity.

Investments include a £134.0m convertible note issued by Ashtead Group plc in partial consideration for their purchase of the former US plant services business. The note has a final maturity date of May 2008 and interest accrues at 5.25% per annum and is payable biannually. Prior to final maturity, the group can exercise an option to convert the note into 89.333m ordinary shares of Ashtead Group plc (representing some 20% of total equity) at an effective exercise price of £1.50 per ordinary share. As at 31st December 2002, Ashtead Group plc's quoted share price (which is listed on the London Stock Exchange) was 24p (2001: 78p).

20 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

On 10th March 2003 Ashtead Group plc announced that it had appointed external advisors to investigate the current and prior year accounts of its US Sunbelt Rentals business following management concerns regarding a potential understatement of costs. Ashtead Group plc also reported that its US Sunbelt Rental business was currently trading below market expectations but continued to remain strongly cash generative.

On 13th March 2003 Ashtead Group plc further announced that pending the outcome of the above investigation it was unable to give the usual definitive representations required under its bank credit agreements and was accordingly in default under these arrangements. Ashtead Group plc subsequently arranged to meet its banking group on 21st March 2003 to review the position with a view to developing a proposal to resolve the situation although the final outcome of these discussions is presently unknown.

On 21st March 2003 Ashtead Group plc also announced it was proposing to defer the biannual interest payment due under the convertible loan note. However it further noted that it had now paid the interest under its senior credit facilities, which had previously been delayed, and had also voluntarily withdrawn the interim dividend previously declared on 15th January 2003 for the 6 month period ended 31st October 2002.

All these recent announcements and subsequent actions taken by Ashtead Group plc have not affected the existing legal rights of the Rentokil Initial group under the convertible loan note, which in particular continues to accrue interest as more fully described above. Notwithstanding these recent events, given that the board of Ashtead Group plc continues to emphasise the strong operating cash flow of the business and given its positive net asset value, both the book value and the fair value of the convertible loan note remain unchanged as shown in the table on the previous page.

The company will continue to monitor any further announcements by Ashtead Group plc and take any steps as may be required in the future to continue to protect the company's legal rights to the payment of interest and principal under the terms of the convertible loan note.

Debtors include £9.4m (2001: £9.8m) of interest bearing and £9.0m (2001: £9.0m) of non interest bearing notes and deferred consideration received in respect of non-core business disposals. The notes/deferred consideration have final maturities between 2003 and 2008, although earlier repayments may be precipitated under the terms of the respective sale agreements/disposal notes.

The group does utilise foreign currency short term and long term borrowings to hedge overseas acquisitions and investments. Any differences between the book values and the fair values for these borrowings are shown above.

Currency exposures

As explained in the Finance Director's review on page 16 the group's currency borrowings (including those held in its main operating businesses) are used to hedge the exchange effects arising from the retranslation of its net overseas investments. Gains and losses arising on net overseas investments and the currency borrowings used to hedge the currency exposures are recognised in the Statement of Total Recognised Gains and Losses in accordance with SSAP 20.

The group's businesses provide goods and services in their local economies, sourced predominately from the local economies. As a consequence the group's businesses do not have any material transactional currency exposures nor any material foreign currency assets or liabilities by reference to their reporting currencies. Such foreign exchange differences which do arise on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the group (2002: £0.1m, 2001: £nil).

Hedges

Other than the gains and losses on net interest rate and currency swaps noted in the fair value table on page 60, there are no material unrecognised or deferred gains or losses at either year end in respect of financial instruments used as hedges.

20 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities, other than short term trade creditors and accruals, at 31st December was as follows:

	LOANS	FINANCE LEASES	OTHER FINANCIAL LIABILITIES	TOTAL 2002	LOANS	FINANCE LEASES	OTHER FINANCIAL LIABILITIES	TOTAL 2001
	£m	£m	£m	£m	£m	£m	£m	£m
Within one year, or on demand	**54.2**	**10.8**	**5.4**	**70.4**	360.6	11.3	5.8	377.7
Between one and two years	**287.7**	**8.5**	**8.5**	**304.7**	670.7	7.1	8.8	686.6
Between two and five years	**881.4**	**10.0**	**11.0**	**902.4**	200.7	11.0	10.8	222.5
Over five years	**251.7**	**2.6**	**17.1**	**271.4**	251.8	3.4	20.7	275.9
	1,475.0	**31.9**	**42.0**	**1,548.9**	1,483.8	32.8	46.1	1,562.7

Other financial liabilities include £41.0m (2001: £45.2m) in respect of vacant property provisions related to underlying onerous lease contracts.

Borrowing facilities

The group had the following undrawn committed borrowing facilities available at 31st December in respect of which all continuing conditions precedent had been met at that date.

	TOTAL 2002 £m	TOTAL 2001 £m
Expiring between one and two years	**326.3**	238.1
Expiring between two and five years	**8.1**	312.4
	334.4	550.5

21 SHARE CAPITAL

	CONSOLIDATED 2002 £m	CONSOLIDATED 2001 £m	PARENT 2002 £m	PARENT 2001 £m
Ordinary shares of 1p each				
Authorised - 4,100,000,000 shares	**41.0**	41.0	**41.0**	41.0
Issued and fully paid				
At 1st January - 1,950,023,019 shares	**19.5**	20.8	**19.5**	20.8
Own shares purchased and cancelled - 92,389,125 shares	**(0.9)**	(1.3)	**(0.9)**	(1.3)
Share options exercised - 3,309,942 shares	**-**	-	**-**	-
At 31st December - 1,860,943,836 shares	**18.6**	19.5	**18.6**	19.5

The company purchased 92.4m (2001: 135.9m) of its own shares in the market under the authorities conferred by shareholders. The total cost, including £1.4m (2001: £1.3m) of expenses, was £237.5m (2001: £277.9m) which has been charged against the company's distributable reserves. These shares were cancelled after purchase and an amount equal to the nominal value of the share capital has been transferred to a capital redemption reserve (note 23).

21 SHARE CAPITAL (continued)

At 31st December 2002 the following options had been granted and remain outstanding in respect of the company's ordinary shares of 1p each under the company's share option schemes:

	GRANTED	EXERCISE PRICE (PENCE)	EXERCISE PERIOD	NUMBER OF SHARES
Savings-related scheme (UK)	1998	356.000	2001 - 2004	574,341
	2001	204.000	2004 - 2007	2,254,548
				2,828,889
Executive schemes	1993	108.665	1996 - 2003	132,400
	1994	116.000 - 122.165	1997 - 2004	1,479,166
	1995	121.984 - 156.867	1998 - 2005	2,254,378
	1996	201.135	1999 - 2006	2,116,718
	1997	204.634	2000 - 2007	4,348,386
	1998	371.670	2001 - 2008	3,757,500
	1999	270.000	2002 - 2009	5,262,000
	2000	156.500	2003 - 2010	8,873,806
	2001	205.250	2004 - 2011	7,421,025
	2002	266.750	2005 - 2012	5,280,463
Total				43,754,731

Total consideration of £5.2m (2001: £4.4m) was received by the company during 2002 on the exercise of options.

		CONSOLIDATED		PARENT	
		2002 £m	2001 £m	**2002 £m**	2001 £m
22 SHARE PREMIUM ACCOUNT	At 1st January	**41.1**	36.7	**41.1**	36.7
	Premium on shares issued during the year under the share option schemes	**5.2**	4.4	**5.2**	4.4
	At 31st December	**46.3**	41.1	**46.3**	41.1
23 CAPITAL REDEMPTION RESERVE	At 1st January	**18.3**	17.0	**18.3**	17.0
	Own shares purchased and cancelled	**0.9**	1.3	**0.9**	1.3
	At 31st December	**19.2**	18.3	**19.2**	18.3
24 OTHER RESERVES	At 1st January	**5.4**	4.8	-	-
	Exchange adjustments	**0.4**	(0.6)	-	-
	Transfer from profit and loss account	**2.4**	1.2	-	-
	At 31st December	**8.2**	5.4	-	-

Other reserves represent amounts set aside in compliance with local laws in certain countries where the group operates.

25 PROFIT AND LOSS ACCOUNT

	CONSOLIDATED		PARENT	
	2002 £m	2001 £m	2002 £m	2001 £m
At 1st January	**(731.0)**	(606.7)	**285.7**	362.3
Exchange adjustments	**(12.3)**	(4.0)	**(0.7)**	2.9
Profit for the year retained	**183.0**	170.3	**318.9**	198.4
Own shares purchased/cancelled (note 21)	**(237.5)**	(277.9)	**(237.5)**	(277.9)
Transfer (to) other reserves	**(2.4)**	(1.2)	**-**	-
Goodwill written back on disposals (note 3)	**-**	(11.5)	**-**	-
At 31st December	**(800.2)**	(731.0)	**366.4**	285.7

Included in exchange adjustments are gains amounting to £12.0m (2001: gain of £9.4m) arising from borrowings denominated in foreign currencies designated as hedges of net overseas investments.

The balance of goodwill previously written off against consolidated reserves is £2,419.1m (2001: £2,419.1m).

26 EMPLOYEES

	CONSOLIDATED	
	2002 £m	2001 £m
Staff costs of the group during the year		
Wages and salaries	**944.8**	900.9
Social security costs	**124.1**	117.2
Other pension costs (note 27)	**12.4**	9.6
	1,081.3	1,027.7

	2002 Number	2001 Number
Average monthly numbers of people employed by the group during the year		
Service	**83,184**	84,337
Selling	**3,201**	3,101
Administration	**6,062**	6,038
	92,447	93,476

Emoluments of directors of Rentokil Initial plc, included in the staff costs above, are summarised below. Further details are given in the Remuneration Report on page 30.

	2002 £000	2001 £000
Fees	**174**	315
Remuneration as managers and costs of pension and life assurance schemes	**3,243**	2,734
	3,417	3,049

27 PENSION COMMITMENTS

The group operates a number of pension schemes around the world covering many of its employees. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

The principal scheme in the United Kingdom is the Rentokil Initial Pension Scheme.

Actuarial valuations of the UK scheme are carried out every three years. The most recent actuarial valuation was at 1st April 1999 although an actuarial valuation at 1st April 2002 is currently being completed by Hewitt Bacon & Woodrow. The 1999 valuation was carried out using the projected unit credit method and the principal assumptions made by the independent professional actuary were that future investment returns would be 6% per annum, pensionable salaries would increase by 4% per annum and pensions would increase by 2.5% per annum or at the rate provided in the rules of the UK scheme. The assumed yield on UK equity investments was 2.8%.

27 PENSION COMMITMENTS (continued)

As at 1st April 1999 the market value of the scheme's assets totalled £690.5m and the actuarial value of those assets represented 113% of the benefits accrued to members after allowing for expected future increases in pensionable salaries. No contributions have been paid by the group since 1st October 1999 but this is currently being reviewed as part of the 2002 actuarial valuation. The actuarial surplus is being spread over the average future service lives of employees in the scheme. The world wide pension cost for the group was £12.4m (2001: £9.6m) of which £3.1m (2001: £0.6m) related to the group's total UK pension costs which were calculated using the same assumptions as above except that future investment returns were assumed to be 6.25% per annum (2001: 6.25% per annum) and the assumed yield on UK equity investments was 2.7% per annum. There is a prepayment of £19.4m in the group's balance sheet (2001: £22.5m) in respect of the UK scheme resulting from the difference between contributions paid and pension costs charged to date. The defined benefit scheme was closed to new employees with effect from 1st November 2001. With effect from 1st April 2002 a defined contribution section was introduced for all new eligible employees.

As noted above an actuarial valuation as at 1st April 2002 is currently in the process of being finalised. The provisional results indicate that, consistent with the recent falls in equity markets, the company's future contributions to the UK scheme will need to be increased which is likely to result in an increased pension charge in future years.

The additional disclosures required under FRS 17 are shown below. These relate only to the main UK scheme but they would not be materially different if they included the defined benefit schemes which operate in other countries. As a result of the above changes it is possible that the service cost will increase as the members of the scheme approach retirement.

The valuation used for this disclosure has been based on the provisional results of the most recent actuarial valuation of the scheme as at 1st April 2002 , updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31st December 2002. Scheme assets are stated at their market values at 31st December 2002.

Actuarial assumptions		**2002 %pa**	2001 %pa
Discount rate		5.75%	5.90%
Rate of general increase in salaries		3.30%	4.00%
Rate of price inflation		2.30%	2.50%
Rate of increase to pensions in payment	- for LPI increases	2.40%	2.50%
	- for LPI increases with a 3% pa underpin	3.50%	3.50%

Assets in the scheme and their expected long-term rates of return

	2002 %pa	2001 %pa	**2002 £m**	2001 £m
Equities	**8.0**	7.9	**386.4**	483.4
Government bonds	**4.5**	4.9	**96.6**	124.8
Total market value			**483.0**	608.2

Value of scheme assets and liabilities		
Market value of scheme assets	**483.0**	608.2
Present value of scheme liabilities	**(639.0)**	(589.0)
(Deficit)/surplus in the scheme	**(156.0)**	19.2
Related deferred tax asset/(liability)	**46.8**	(5.7)
Net pension (liability)/asset	**(109.2)**	13.5

27 PENSION COMMITMENTS (continued)

If the amounts in the previous table had been recognised in the financial statements the group's net assets and profit and loss account reserve at 31st December would be as follows:

	2002 £m	2001 £m
Net liabilities		
Net liabilities	(701.6)	(641.1)
Adjust for SSAP 24 prepayment (net of deferred tax)	(13.6)	(15.8)
Net liabilities excluding SSAP 24 pension asset	(715.2)	(656.9)
FRS 17 pension (liability)/asset (net of deferred tax)	(109.2)	13.5
Net liability including FRS 17 pension liability	(824.4)	(643.4)
Reserves		
Profit and loss account reserve	(800.2)	(731.0)
Adjust for SSAP 24 prepayment (net of deferred tax)	(13.6)	(15.8)
Profit and loss account reserve excuding SSAP 24 pension asset	(813.8)	(746.8)
FRS 17 pension (liability)/asset (net of deferred tax)	(109.2)	13.5
Profit and loss account reserve including FRS 17 pension liability	(923.0)	(733.3)

The amount charged to operating profit and finance costs for the year ended 31st December 2002 had FRS 17 been operative is as follows:

	2002 £m	2002 £m
Operating costs		
Service cost		(12.7)
Other finance items		
Interest on scheme liabilities	(34.3)	
Expected return on scheme assets	43.4	
		9.1
Pension cost under FRS 17		(3.6)

The amount recognised in the Statement of Total Recognised Gains and Losses had FRS 17 been operative is as follows:

	2002 £m	% OF SCHEME ASSETS/LIABILITIES AS APPLICABLE
Actual return less expected return on scheme assets	(144.2)	(29.9)
Experience gains and losses arising on scheme liabilities	(25.5)	(4.0)
Changes in assumptions underlying the present value of the scheme liabilities	(1.9)	(0.3)
Actuarial loss recognised in the STRGL	(171.6)	

Movement in surplus during the year

	2002 £m
Surplus in scheme at 1 January	19.2
Current service cost	(12.7)
Contributions	-
Past service cost	-
Other finance income	9.1
Actuarial loss	(171.6)
Deficit at 31st December	(156.0)

28 OPERATING LEASE COMMITMENTS

The group has lease agreements in respect of properties, vehicles, plant and equipment, the payments for which extend over a number of years. The minimum annual rentals are:

	LAND AND BUILDINGS	OTHER OPERATING LEASES	TOTAL	TOTAL
	2002 £m	2002 £m	2002 £m	2001 £m
Operating leases which expire:				
Within one year	2.0	2.0	4.0	4.5
Between two and five years	8.7	11.6	20.3	20.4
After five years	13.7	0.1	13.8	13.6
	24.4	13.7	38.1	38.5

29 CONSOLIDATED CASH FLOW FROM OPERATING ACTIVITIES

	CONSOLIDATED	
	2002 £m	2001 £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	438.4	433.1
Depreciation charge (net of recovery on disposals)	152.4	144.6
(Increase) in stocks	(0.5)	(4.8)
(Increase)/decrease in debtors	(5.4)	5.9
(Decrease) in creditors and provisions	(9.0)	(2.7)
Net cash inflow from operating activities	575.9	576.1

30 ACQUISITIONS

The group purchased 12 companies and businesses, as set out on page 71, for a total consideration of £34.3m, which together with adjustments for deferred consideration, resulted in a cash outflow of £34.5m as shown below. Also shown below are the adjustments made to the asset values acquired in order to bring these into line with the groups own accounting policies. These adjustments are provisional and will be finalised next year. There were no adjustments required in respect of acquisitions made last year.

	BOOK VALUE	CONSISTENCY OF ACCOUNTING POLICY	NET ASSETS
	2002 £m	2002 £m	2002 £m
Tangible fixed assets	3.1	(0.1)	3.0
Stocks	1.1	(0.2)	0.9
Debtors	2.5	-	2.5
Tax	0.3	-	0.3
Creditors	(6.9)	(0.1)	(7.0)
Net assets acquired	0.1	(0.4)	(0.3)
Goodwill			34.6
Consideration			34.3
Deferred to future periods			(0.6)
Deferred from prior periods			0.8
Cash outflow			34.5

From the dates of acquisition to 31st December 2002 these acquisitions contributed £19.5m to turnover, £3.1m to profit before interest and £1.3m to profit after interest.

31 RECONCILIATION OF MOVEMENT IN NET DEBT

	CASH AND DEPOSITS £m	BORROWINGS UNDER 1 YEAR £m	BORROWINGS OVER 1 YEAR £m	NET DEBT £m
At 1st January 2002	**389.6**	**(371.9)**	**(1,144.7)**	**(1,127.0)**
Change in net cash in the year	**(59.5)**	**320.3**	**-**	**260.8**
Movements in deposits and loans	**(83.5)**	**-**	**(297.6)**	**(381.1)**
Finance lease movements	**-**	**0.8**	**1.0**	**1.8**
Exchange adjustments	**(0.1)**	**(14.2)**	**(0.6)**	**(14.9)**
At 31st December 2002	**246.5**	**(65.0)**	**(1,441.9)**	**(1,260.4)**

32 CONTINGENT LIABILITIES

The group has contingent liabilities of £6.0m (2001: £7.7m) relating to guarantees in respect of third parties and the company has guaranteed bank and other borrowings of subsidiaries amounting to £1.5m (2001: £0.8m). The group has commitments, amounting to approximately £15.9m (2001: £7.1m), under forward foreign exchange contracts entered into in the ordinary course of business.

The company and certain subsidiary companies have, in the normal course of business, given performance guarantees in respect of the group's own contracts and, in connection with the disposal of businesses, have assumed certain contingent obligations. In addition, there are contingent liabilities in respect of litigation. None of these matters is expected to give rise to any material loss.

33 COMMITMENTS FOR CAPITAL EXPENDITURE

	CONSOLIDATED		PARENT	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Expenditure authorised by the directors:				
Contracts placed	**13.3**	21.2	**-**	-
Contracts not yet placed	**26.9**	38.0	**-**	0.2
	40.2	59.2	**-**	0.2

34 RELATED PARTIES

The company has taken advantage of the exemption not to disclose transactions with 90% to 100% owned subsidiaries. There are no related party transaction in respect of associated undertakings or material related party transactions in respect of a 75% owned subsidiary undertaking.

35 POST BALANCE SHEET EVENTS

On the 22nd February 2003 the company disposed of its interest in its cash-in-transit business in Belgium for £2.7m.

The company has purchased a further 10.5m of its own shares for £18.1m during the period from the end of the year to 26th March 2003 (the date these financial statements were approved by the board).

PRINCIPAL OPERATING SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

AT 31ST DECEMBER 2002

Subsidiary undertakings

United Kingdom
Dudley Industries Ltd *
Initial A to Z Couriers Ltd *
Initial Aviation Security Ltd *
Initial Buildings Services Ltd *
Initial Catering Services Ltd (75%) *
Initial City Link Ltd *
Initial Contract Services Ltd *
Initial Electronic Security Systems Ltd *
Initial Hospital Services Ltd *
Initial Security Ltd *
Initial Style Conferences Ltd *
Rentokil Initial Management Services Ltd *
Rentokil Initial Services Ltd *
Rentokil Initial UK Ltd *
Rentokil Insurance Ltd
Rentokil *IT* Hygiene Ltd *
Rentokil Office Solutions Ltd *
Retail Cleaning Services Ltd (51%) *

Australia
Rentokil Initial Pty Ltd *

Austria
Rentokil Initial GmbH *

Bahamas
Rentokil Initial (Bahamas) Ltd

Barbados
Rentokil Initial (Barbados) Ltd

Belgium
Initial Cleaning NV *
Initial Security NV *
Initial Textiles NV *
Rentokil Initial NV *
Rentokil Tropical Plants NV *

Canada
Rentokil Initial Canada Ltd *

Czech Republic
Ecotex sro *

Denmark
Rentokil Initial A/S *

Eire
Rentokil Initial Ltd *

Fiji
Rentokil Initial Ltd

Finland
Oy Rentokil Initial AB *

France
Initial BTB SA (97%) *
Rentokil Initial Delta Protection SA *
Rentokil Initial SA *

French West Indies
Rentokil Initial Martinique SARL

Germany
Initial Adrett GmbH & Co KG *
Rentokil Initial GmbH *

Greece
Rentokil Initial Hellas EPE *

Guernsey, C.I.
Felcourt Insurance Co Ltd *
Felcourt Insurance Co (Overseas) Ltd *

Guyana
Rentokil Initial Guyana Ltd

Hong Kong
Rentokil Initial Hong Kong Ltd *

Indonesia
PT Calmic Indonesia
PT Rentokil Indonesia

Italy
Rentokil Initial Italia SpA

Jamaica
Rentokil Initial Jamaica Ltd

Kenya
Rentokil Initial Kenya Ltd

Malaysia
Celcure (M) Sdn Bhd
Rentokil Initial (M) Sdn Bhd

The Netherlands
Initial Dienstverlening Nederland BV *
Initial Hokatex BV *
Initial Varel Security BV *
Rentokil Initial BV *

New Zealand
Rentokil Initial Ltd *

Norway
Hygoform AS *
Rentokil Initial Norge AS *

Philippines
Rentokil Initial (Philippines) Inc

Portugal
Rentokil Initial Portugal-Servicos
de Proteccao Ambiental Lda *

PRINCIPAL OPERATING SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

Singapore
Rentokil Initial Singapore Pte Ltd *

South Africa
Rentokil Initial (Pty) Ltd *

South Korea
Yu Yu Calmic Co Ltd (50%) *

Spain
Initial Gaviota SA *
Limpiezas Initial SA *
Rentokil Initial Espana SA *

Sweden
Rentokil Initial AB *
Rentokil Tropical Plants AB *

Switzerland
Rentokil Initial AG *

Taiwan
Rentokil Initial Singapore Pte Ltd (Taiwan Branch) *

Tanzania
Rentokil Initial Tanzania Ltd

Thailand
Rentokil Initial (Thailand) Ltd

Trinidad
Rentokil Initial (Trinidad) Ltd

USA
Initial Contract Services Inc *
Initial Healthcare Services Inc *
Initial Tropical Plants Inc *
Premier Resorts International Inc *
Rentokil Inc - Pest Control Services *
Stanley Smith Security Inc *

Zambia
Rentokil Initial (Zambia) Ltd *

Zimbabwe
Unifreight Ltd *

Associated undertakings

Japan
Nippon Calmic Ltd (49%) *

Saudi Arabia
Rezayat Sparrow Arabian Crane Hire Co Ltd (49%) *
Rezayat Deborah Saudi Arabia Co Ltd (49%) *

The activities of the major subsidiaries are referred to in the Chief Executive's review on pages 7 to 13.

Notes

1 Rentokil Initial plc owns directly or indirectly 100% of the shares in all subsidiaries except where a lower percentage is shown.
2 Undertakings, part or all of whose share capital is owned by another subsidiary, are marked *.
3 Undertakings operate and are incorporated in the country underneath which each is shown.
4 The group's 50% interest in Yu Yu Calmic Co Ltd is consolidated as a subsidiary to reflect the group's dominant influence exercised over this company because of its shareholding and its involvement in the management and because the business is conducted under licence from Rentokil Initial plc.

* See note 2 above

ACQUISITIONS

NAME OF BUSINESS ACQUIRED	COUNTRY	BUSINESS	EFFECTIVE DATE
Pflanzenforum	Germany	Tropical Plants	01.01.02
Taylored Foliage	USA	Tropical Plants	01.02.02
Plant Magic	USA	Tropical Plants	12.02.02
Hygoform	Denmark/Sweden/ Norway	Hygiene/Tropical Plants	22.02.02
Industrial Security Specialists	USA	Security	11.03.02
CTS	Spain	Pest Control	30.04.02
Corporate Foliage & Floral	USA	Tropical Plants	01.05.02
Rentex/Fortex	Netherlands	Hygiene	31.05.02
ASL	France	Security	14.06.02
Regina	Belgium	Tropical Plants	31.07.02
Delta Sud/SSE	France	Security	12.09.02
Serim	Italy	Pest Control	30.10.02

TEN YEAR SUMMARY

	1993 £m	1994 £m	1995 £m	1996 £m	1997 £m	1998 £m	1999 (note 1) £m	2000 £m	2001 £m	2002 £m
Turnover	600.3	734.6	874.5	2,339.7	2,874.9	2,899.3	3,039.2	2,632.1	2,242.4	**2,339.5**
Profit	147.0	177.0	214.5	318.0	417.0	490.6	541.1	401.1	374.3	**390.3**
Tax	(52.4)	(62.2)	(74.9)	(97.9)	(121.4)	(139.8)	(154.5)	(114.3)	(108.2)	**(104.6)**
Minority interests	(0.2)	(0.2)	(0.3)	(0.9)	(1.0)	(1.2)	(1.3)	(1.2)	(0.9)	**(1.1)**
Profit after tax and minority interests	94.4	114.6	139.3	219.2	294.6	349.6	385.3	285.6	265.2	**284.6**
Dividends	(27.8)	(33.7)	(41.4)	(72.2)	(87.5)	(105.9)	(117.6)	(93.2)	(94.9)	**(101.6)**
Profit retained in the group	66.6	80.9	97.9	147.0	207.1	243.7	267.7	192.4	170.3	**183.0**
Adjusted earnings per 1p share	4.86p	5.87p	7.11p	8.57p	10.32p	12.22p	13.47p	11.71p	13.30p	**15.00p**
Adjusted dividends per 1p share	1.43p	1.73p	2.10p	2.53p	3.06p	3.70p	4.11p	4.53p	5.00p	**5.53p**
Share capital	19.5	19.6	19.7	28.5	28.6	28.7	28.7	20.8	19.5	**18.6**
Reserves	88.9	154.9	210.0	(158.8)	(64.2)	160.4	422.9	(548.2)	(666.2)	**(726.5)**
Minority interests	1.0	1.1	1.2	2.4	3.8	4.6	4.9	5.5	5.6	**6.3**
Capital employed	109.4	175.6	230.9	(127.9)	(31.8)	193.7	456.5	(521.9)	(641.1)	**(701.6)**

Note 1: The turnover from 1999 includes franchisee turnover. Earlier years have not been restated.

Notice of meeting

Notice is hereby given that the seventy-sixth annual general meeting of Rentokil Initial plc will be held at The British Library, 96 Euston Road, London NW1 2DB on 29th May 2003 at 10.30 a.m.

Agenda

1. To receive the Report of the Directors, the accounts for 2002 and the Auditors' Report thereon.

2. To approve the Remuneration Report.

3. To declare a dividend.

4. (i) To re-elect a director retiring by rotation, Sir Clive Thompson (chairman);

   (ii) To re-elect a director retiring by rotation, Mr R C Payne (finance director);

5. (i) To elect Mr P J Long (a non-executive director and a member of the audit and remuneration committees) as a director.

   (ii) To elect Mr P Mason as a non-executive director.

To consider and, if thought fit, pass the following resolution, special notice having been received of the intention to propose the resolution as an ordinary resolution:

6. That PricewaterhouseCoopers LLP be re-appointed auditors of the company (having previously been appointed by the board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the company and that their remuneration be determined by the directors.

7. To increase the annual fees of the board from a maximum of £500,000 to a maximum of £1,000,000.

To consider and, if thought fit, to pass the following special resolution:

8. That, in substitution for existing authorities, the company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of that Act) of Ordinary shares of 1p each in the capital of the Company provided that:

   (i) the maximum number of Ordinary shares which may be purchased is 277,417,587;

   (ii) notwithstanding paragraph (i) above, the company may not make market purchases pursuant to the authority conferred by this Resolution of such number of Ordinary shares as in aggregate amounts to 15 per cent, or more of the number of Ordinary shares which are in issue immediately following the general meeting (or any adjournment thereof) at which this Resolution is passed;

   (iii) the minimum price which may be paid for each Ordinary share (exclusive of expenses) is 1p;

(iv) the maximum price which may be paid for each Ordinary share is an amount (exclusive of expenses) equal to 105 per cent. of the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such Ordinary share is contracted to be purchased; and

(v) this authority shall expire at the conclusion of the annual general meeting of the company in 2004 or, if earlier, on 29th August 2004 (except in relation to the purchase of shares the contract for which was entered into before the expiry of this authority and which might be executed wholly or partly after such expiry).

9. To transact any other business of the company.

By order of the board



R Ward-Jones
Secretary

14th April 2003
Registered Office:
Felcourt, East Grinstead
West Sussex RH19 2JY
Registered No. 224814

Notes

1. Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1st January 2003, PricewaterhouseCoopers resigned as auditors, and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the company.

3. Only those persons who are on the share register 48 hours before the time of the meeting shall be entitled to attend and vote at the meeting.

4. Shares held in uncertified form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual.

5. A copy, or a memorandum of the terms, of every service contract between the company or any of its subsidiaries and any director of the company is available for inspection at the company's registered office and at the offices of Denton Wilde Sapte, One Fleet Place, London EC4M 7WS, during normal business hours on any weekday (Saturdays and public holidays excepted) until 29th May 2003 and will also be available for inspection at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.

6. The annual general meeting is being held at The British Library, 96 Euston Road, London NW1 2DB (see map on proxy card). The nearest underground stations are King's Cross and Euston.

SHAREHOLDER INFORMATION

Results

2002 Half year	29th August 2002
2002 Full year	27th February 2003
2003 Half year	30th August 2003

Dividends

2002 Interim 1.58p (2001: 1.43p)	Paid 1st November 2002
2002 Final (proposed) 3.95p (2001 3.57p)	Pay date 6th June 2003 (to shareholders on the register on 9th May 2003)

Annual General Meeting

Venue see page 73	29th May 2003

Capital History

Mid market price 31st March 1982	7.5375p*
Mid market price 31st December 2002	220p
2002 high/low	283p/192.25p

*Adjusted for the 1983 bonus issue and the 1990, 1992 and 1997 share splits.

Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone (in UK): 0870 1623100
Telephone (from overseas): +44 20 8639 2157
Fax: +44 (0) 20 8639 2342
Email: ssd@capitaregistrars.com
DX 91750 Beckenham West

Shareholder Services

To receive shareholder communications, (including the annual report), in electronic form, go to the address opposite and through <<Shareholder Help>> go to the Rentokil Initial pages where you can register your email address

www.capitaregistrars.com

The services opposite are available on line at www.capitaregistrars.com. Some on line services require you, for security reasons, to register for a User ID before proceeding.

- Balance Enquiry
- Register/Change email address
- Proxy Voting
- Change dividend payment instructions
- Change address

Company

Rentokil Initial plc
Felcourt
East Grinstead
West Sussex RH19 2JY

Telephone: +44 (0) 1342 833022
Fax: +44 (0) 1342 326229
Web: www.rentokil-initial.com
Contact: investors@rentokil-initial.co.uk

These financial statements may be downloaded in pdf format from the company's website which also contains additional general information on the company.



Rentokil Initial

www.rentokil-initial.com